                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



                          MSH ENTERTAINMENT CORPORATION
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


           UTAH                                                   94-3248713
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)



              244 WEST 54TH STREET, 12TH FLOOR, NEW YORK, NY 10019
              ----------------------------------------------------
              (Address of principal executive offices) (Zip Code)

                                 (212) 977-9300
                                 --------------
              (Registrant's telephone number, including area code)



Securities to be registered under Section 12(b) of the Act:

                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

BUSINESS BACKGROUND

         MSH Entertainment Corporation ("MSH") is a diversified multi-media technology/Internet entertainment content company that intends to create properties for all media in all formats. To date its principal business has been the production of animated programming for television. Through its acquisitions and strategic alliances, MSH brings together an award-winning team of professionals from the entertainment, Internet and high-technology worlds. MSH's business plan is focused toward utilizing its in-house technology to further enhance the creation, development, production and exploitation of both live action and animated TV series and specials, toys, Internet related tie-ins, movies, home video and in-house developed technology. MSH also intends to participate in revenue generated from the ancillary merchandising of associated products as well as proprietary computer software programs and music publishing related to MSH's created works. Its relationships with a consortium of affiliate companies, consultants, software programmers, motion picture and television producers, toy manufacturers, artists, agents, directors and creative staff, strengthen its position in the entertainment industry.

         MSH is a Utah corporation formed in 1983. Its principal offices are located at 244 West 54th Street, 12th Floor, New York, NY 10019, and its telephone number is (212) 977-9300.

INDUSTRY BACKGROUND-ANIMATION

         Animation, once a cottage industry labeled as nothing more than the stepchild of live-action, has enjoyed a resurgence of activity in the past several years. The success of "The Simpsons" in prime time in the late 1980's opened the doors for animation series to successfully compete with major network situation comedies. In 1990, the Warner Brothers/Steven Spielberg hit "Steven Spielberg's Tiny Toon Adventures" pushed animated product to new heights in television. The success of "Rugrats," airing on Nickelodeon, is another example of the continuing success of animated programming. But the real credit for bringing animation back to the television screen was the success of Disney movies and videos. The huge success of such films as "The Little Mermaid", "Beauty and the Beast", "The Lion King", "Toy Story", "Toy Story 2" and "Tarzan" did more for television animation than any series up to this time. These films caused audiences to develop a taste for quality animated product. Like popular music, animation programming travels well, accounting for its worldwide acceptance.

MSH'S BUSINESS STRATEGY

         The continued advances in the computer and communications industries, and the integration of these two industries with the entertainment industry, are creating significant opportunities for growth. Based upon the pursuit of this growth opportunity, MSH has proceeded with acquiring capabilities to create, develop, produce, license, distribute and merchandise television programs, television series and original Internet created programming for both children and family audiences and for the mature prime-time television and cable markets. MSH also plans to pursue opportunities in children's toys and merchandising as it relates to its own programming.

         MSH has an ongoing commitment to create and produce quality Internet and television programming for a wide variety of media. Its primary strategy is to produce product for the television, toy and merchandising markets in the United States, Europe and Asia, as well as sound track recordings, home videos, Internet tie-ins and technology for those markets. MSH plans to retain an ownership interest in the copyright of all its productions for the purpose of building a potentially highly profitable library for future exploitation in all media worldwide.

         In order to implement these goals, MSH plans to enter into the arena of children's and family television production, licensing and merchandising through its majority owned subsidiary, KidsAndFamily Network, Inc.; has established a music publishing company and record label; has acquired a minority interest in and entered into various co-production agreements with Abrams/Gentile Entertainment ("AGE"), a well-respected independent toy development and merchandising company; has entered into a strategic alliance with one of the industry's premier producers of animated television product, Film Roman; and has acquired a minority interest in Aston Entertainment Group, which operates a state-of-the-art 3D computer animation/post-production facility. MSH's strategy for growth emphasizes the development of new products as well as selected acquisitions and participation in strategic alliances, recognizing the advantages of owning creative product which it can control and distribute in all media and across all platforms.

DEVELOPMENT JOINT VENTURES AND STRATEGIC ALLIANCES

         MSH views acquisitions and strategic alliance agreements as key vehicles to the entry into new markets and the leveraging of its existing infrastructure. MSH actively seeks strategic joint ventures to acquire rights, develop, package and/or co-produce projects. By joining with a domestic or international partner, MSH can allocate overheads as well as assign projects to the joint venture from which it would derive revenues from the sale of the project and as well as equity participation based on the success of each project.

         RELATIONSHIP WITH ABRAMS-GENTILE ENTERTAINMENT, INC. MSH has agreed to purchase 20% of Abrams-Gentile Entertainment, Inc., a New York-based toy development and merchandising company ("AGE"), and has produced and continues to develop programming in conjunction with AGE. In addition, two of the three principals of AGE, John and Anthony Gentile, serve as Creative Directors for MSH and serve on MSH's Board of Directors. Over the years AGE has developed and merchandised a number of successful toys, including "Skydancer," which became the number one selling girl's action toy and displaced "Barbie" for a period of time as the favorite toy among young girls. The toy was marketed worldwide by Galoob, marketer of AGE's other toy lines, "Happy Ness" and "Dragon Flyz." Additional AGE toy products include: Power Glove, Teen Talk Barbie, and Popcorn Pretties for Mattel Toys; Nitro-Bat for Wham-O Toys; Baby Sweet Surprise, Bucky O'Hare, Fazz and Visionaries for Hasbro/Kenner Toys; Creepy Crawlers, Incredible Edibles, Everglo and Photo Doh for Toymax; Rambo for Coleco Toys; Drastic Elastic, Comic Campus, Spiral Shop and Boomer Tube for Just Toys; the personality dolls Marilyn Monroe, James Dean, Cher and Farrah Fawcett; and licensed properties including Star Trek, Planet Of The Apes, Baywatch and Marvel Super Heroes.

         For television, AGE has produced over fifty hours of Saturday morning animation, created and produced by John and Anthony Gentile, including "Van-pires" (co-produced with MSH),"Visionaries" and "Bucky O'Hare". During the 1997/98 season, the "Van-pires" animation series was consistently ranked in the top 5 syndicated animated series. In the theme park arena, AGE is a creative and technical consultant to the proposed SCI-COM-CITY theme park in Osaka, Japan.

         AGE is also the owner of certain technology known as BLINK (Beeper-Linked Integrated Network),developed by John and Anthony Gentile, to incorporate a low-cost paging system in conjunction with a custom data receiver module known as Economic Data Receiver ("EDR"), which employs a proprietary pager board to receive mass broadcasts digital data over established paging systems. Such data, when received, may be synthesized into speech, displayed on a liquid crystal display screen, or be utilized in any output manner required. Through the use of acquired capcodes licensed to AGE by Skytel, the EDR is also capable of transmitting and receiving two-way individualized data within the same system, through subscriptions purchased by end users.

         AGE plans to develop a "BLINKY" toy for Christmas 2000. No two will be alike. Each will have a 5 channel select option built into a BLINK chip that allows for customized BLINK options, allowing each toy to have its own personality based on channel select. The personality can be playful, happy, mischievous, sad, shy, etc. Blinky will be able to also change the channels on a TV set, stereo and other IR devices. Each toy can be age graded so that the content package is specific to an age group.

         Totally devoted to its "owner" based on initial customization with a one time download included (child's name, birthdate, favorite color or any specific personalizations which will be kept in fresh memory). With a special two-way, a child can officially register BLINKY for specific bouncebacks, adoptions, etc. Additionally, the child can update in dedicated memory bank, special dates and achievements as they occur. New content can be added or changed as kids play, based on trigger of specific input devices designed into BLINKY.

         BLINKY can be designed with a special "Blink-link" so that a unique channel broadcast can only be accessed when two BLINKYs are linked together allowing for access to the secret broadcast channel (the 5th channel). Like Furby, BLINKY can be designed as a totally self-contained character and notification to the child of new data can be prompted through mechanical activation (ears move, eyes blink), light activation (blinking LED prompt), vibration activation (pager prompt) and audio activation (melody prompt).

         The BLINKY toy can also be designed as a character designed with a dual personality. The first personality utilizes digital bank a bank of non-synthesized speech and sound effects. The second personality receives and processes synthesized speech and signals to the child that "double-talk" now has new secrets to share with the child. In addition, by using a strategically placed sensor on the BLINKY doll, an interactive game pattern can be created for several games modes through a two switch A/B input.

         Apart from its ownership of 20% of AGE, in 1998 MSH entered into an agreement with Marty Abrams, the owner of 50.1% of AGE, to acquire his interest in AGE. The agreement originally called for a purchase price of $5,000,000, consisting of cash and stock. The Agreement has been amended several times. To date, MSH has paid Mr. Abrams approximately $2,400,000 in cash and has issued him 3,500,000 shares, valued at approximately $1,200,000, for a total of $3,600,000. MSH is in negotiations with Mr. Abrams toward the resolution of these issues.

         PC POWER GLOVE. MSH owns a 9.375% interest in Freedom Multimedia, LLC, the developer of a patented virtual reality (VR) technology known as "PC Power Glove." The original Power Glove was a revolutionary video game control device developed by AGE and licensed to Mattel Toys, which marketed it for use with the Nintendo Entertainment System in 1989. The original Power Glove was one of the first VR products to be produced for the consumer market, and achieved worldwide gross sales in excess of $80 million. Freedom Multimedia, LLC was organized by AGE, MSH and others to sponsor development of a next-generation Power Glove, with an interface device specifically designed for the PC market.

         The newly designed Power Glove's "I-Touch" web-imbedded software, is designed to permit "mouseless" Internet navigation, with the ability to touch, rotate and navigate through 3D rooms and environments and eventually "feel" items on the web. In addition, a range of PC peripherals will be developed that both compliment and expand upon the unique hand recognition action of the Power Glove, while exploiting the high level of brand recognition associated with the Power Glove name. These features are to allow the PC Power Glove to exploit opportunities in the PC marketplace.

         The PC Power Glove is being designed and marketed for a number of markets, including PC games, stand-alone video gaming systems, scientific visualization, performance animation, CAD applications, virtual reality applications, and industrial, training and education applications. Additionally, the PC Power Glove is designed to utilize tracking technology, and will utilize ultrasonics and patented conductive "flex sensors" to allow the unit to measure six degrees of tracking.

         The Flex Sensor is a patented "soft switch" technology for use in all phases of industries from toys to apparel to robotics to medical uses. Worldwide cost effective applications allow as many as three hundred plus individual "switches" to a single sensor. The "flex sensor" tracking will be accomplished utilizing AGE's patented bend sensors located through the plastic housing mounted on the top of the wrist and extending through the spandex glove on the top of the hand. The conductive ink wrist sensor will have two byte (16 bit) resolution and be responsible for one of the six degrees of tracking (pitch). The special feedback sensors will give the user a taste of more state-of-the-art glove sensor technologies. MSH believes that the Power Glove could become a cornerstone of gaming and industrial VR applications in the personal computer industry.

         MAJORITY INTEREST IN KIDSANDFAMILY NETWORK, INC. In 1999 MSH created and founded KidsAndFamily Network, Inc. as a majority-owned subsidiary. KidsAndFamily Network is designed to be a business-to-business Internet advertising and direct marketing services group designed to enable both advertisers and Web publishers to capitalize on the many opportunities presented by Internet advertising, direct marketing and electronic commerce.

         The KidsAndFamily.net Network will be comprised of local and national Web sites. It is designed to offer comprehensive advertising sales solutions for both emerging and mature Web publishers and provide advertisers and direct marketers with targeted ad delivery across the network. The mission of KidsAndFamily.net is to deliver highly targeted, measurable and cost-effective Internet advertising for advertisers and ad agencies, and to increase ad sales and improve ad space inventory management for Web publishers.

         KidsAndFamily.net will offer Web publishers a complete, turn-key advertising revenue solution-from sales representation through performance reporting. The network is to represent the most comprehensive opportunity available to Web publishers operating in the "Family with Children" market. KidsAndFamily.net will generate revenue by selling advertising placement and promotions for its affiliated Web sites in an environment poised for growth.

         FIRST-LOOK AGREEMENT WITH FILM ROMAN, INC. MSH has entered into a "first-look" agreement with Film Roman, Inc., a Los Angeles-based animation production company (producers of "The Simpsons" and "King of the Hill") for the co-production of new children's animated series, specials, movies and the creation of original toys and merchandising related to those programs. Under the terms of the agreement, both companies will own a portion of the adjusted gross profits from the television broadcast, toy and merchandising licensing rights of each other's selected animated and live action properties produced under the agreement. In addition, MSH will engage Film Roman for co-development funding and deficit financing of some of the properties.

         In June of 1999 MSH and Film Roman entered into an agreement with actress Jane Seymour and her husband, film director James Keach, to produce an animated program, "This One `N That One" Based on a popular series of Penguin/Putnam children's books written by Seymour and Keach, "This One `N That One" is inspired by the antic adventures of their three year-old twin boys, and follows the adventures of a family of cats and the twin kittens of the litter named "This One" and "That One".

         MINORITY INTEREST IN ASTON ENTERTAINMENT GROUP, INC. In October of 1999 MSH purchased 20% of the outstanding stock of Aston Entertainment Group, a Sarasota, Florida-based animation production company ("Aston"), for cash and shares of MSH. In January 2000, MSH entered into an agreement to purchase an additional 15% of the outstanding stock of Aston, to bring its ownership of Aston to 35%. Aston is a state-of-the-art 3D computer generated animation facility with an advanced technology post-production facility and fully staffed storyboard department. Ownership of a portion of Aston will permit MSH to produce its animation projects at a reduced cost, with greater control over the production and post-production phases. The alliance also calls for MSH and Aston to develop and create animated television projects and establish a marketing and promotion plan for Aston's existing products and intellectual properties.

         STRATEGIC ALLIANCE WITH E-MARKETING PARTNERS. In 1999, MSH entered into a strategic alliance with e-Marketing Partners, which serves as the agency of record for the KidsAndFamily Network. E-Marketing Partners ("EMP") is an online marketing consulting company specializing in developing Internet strategies, increasing website traffic and usage, maximizing e-commerce opportunities, and incubating Internet ventures. EMP was co-founded by interactive marketing professionals from USWeb and by KidsAndFamily president, Bob Heyman, co-founder of Cybernautics, a leading online marketing and web design firm that pioneered the fields of Internet Audience Development, Online Direct Marketing and Online PR.

         STRATEGIC ALLIANCE WITH ETC GROUP, INC: In December, 1998, MSH entered into an agreement with etc... group, inc., for corporate video and television production. Established in 1993, etc...group, inc. offers clients a full spectrum of marketing services including corporate positioning, corporate identity, message platform, award winning design, print and broadcast advertising, direct mail, trade shows and event management and video and film productions. etc...group, inc. has been creating marketing Internet and intranet communications for high-tech and multimedia clients since 1993. The etc...group has an experienced team of professionals specializing in web-based communications who are experts in leveraging a company's website, customer database and electronic communications programs to build brand awareness, product consideration and generate sales leads. Among its customers, etc..group, inc. lists Lucent Technologies, Ascend Communications, Amdahl, Fujitsu, Sony, Sprint, Cisco and Adaptec.

         CONSULTING ARRANGEMENT WITH KING/FROMKIN PRODUCTIONS, INC. In November 1999 MSH entered into a "packaging/consulting" arrangement with King/Fromkin Productions, Inc., a New York based talent agency/entertainment packaging company specializing in motion pictures, television, literary and talent development and packaging. Under the terms of the agreement, King/Fromkin is to make its existing projects available to MSH for television and/or motion picture production. King/Fromkin will also seek out and acquire entertainment properties to package with talent and screenplays for possible productions for MSH. The first project being readied under the agreement is "Lady Day At The Emerson Bar and Grill", an off-Broadway play about the last 100 hours in the life of Billie Holiday, will be co-produced by MSH as a theatrical feature film with a built in sound track of 20 Billie Holiday recordings.

         STRATEGIC ALLIANCE WITH PETER PAN INDUSTRIES. In December of 1999, MSH entered into a strategic alliance agreement with Peter Pan Industries ("PPI"), the second largest distributor of children's home video product, next to Disney, in North America. The strategic alliance with PPI will provide MSH its own arms-length distribution division as a major component of MSH's corporate structure. PPI will be used to distribute selected MSH produced products and its animation children's library. PPI has close relationships and access to a large base of buyers voicing specific programming needs that should translate into a communications pipeline for MSH. PPI has access to all outlets available for product today including Best Buy, Costco, Wal-Mart and Target, to maximize
MSH's distribution revenue potential in all markets around the world.

         SOUND TRACK, RECORD AND MUSIC PUBLISHING

         MSH has formed a separate music division, the MSH Music Group, which consists of two publishing companies (one ASCAP, one BMI). MSH has also formed its own record label, MSH Records and has entered into an agreement with Navarre Corporation, the largest independent record distributor in North America, for a total of 30 albums over a three year period.

         The MSH Music Group has several albums completed, but plans to change its focus to concentrate on publishing. MSH owns all or a portion of several albums including the soundtrack from the "Van-Pires" TV series. The music was written and performed by John Entwitsle, a founding member, the bassist and arranger for the rock group "The Who". MSH has also acquired 106 original master recordings of the Ike and Tina Turner music library, including nearly all their hit songs, has recorded and co-owns an album by a new country artist and owns Sheena Easton's latest album, to be released in 2000.

LICENSING AND MERCHANDISING

         In addition to utilizing television to advertise products to children, the creation of children's programming itself provides broad licensing and merchandising opportunities. Characters developed in a popular children's series, and often the series themselves, achieve a high level of recognition and popularity among children, making them valuable assets for the licensing and merchandising market, where they can provide attractive "branding" opportunities. Merchandising of character-related products is conducted principally through the grant of licenses to independent third parties who manufacture products incorporating MSH's characters and distribute these products through normal distribution channels. These licenses provide payment of royalties to MSH based on specified percentages of the sale of licensed products. The children's market is one of the fastest growing segments in licensed merchandising sales, with over 70% of the $6 billion spent annually in the United States on entertainment and character-related properties relating to children oriented products. There are currently an estimated 40 million children in the United States between the ages of 2 and 11, with approximately 4.5 million children entering the marketplace annually, and the average annual amount spent on toy purchases for a child up to ten years of age is generally estimated at between $240 and $300.

         Royalty payments in the merchandising industry typically range between 5% to 15% of gross sales. The marketing and sales duration of a popular merchandising item is typically 18 months to 27 months. MSH intends to capitalize on its created characters and properties by entering into licensing agreements with manufactures and retailers of children's products.

TRADEMARK AND COPYRIGHT

         Rights to scripts, television and movie productions, musical works, sound recordings art work, photography, animated characters, toy designs and creations, original merchandising, technology, software, computer programs and other intellectual properties are granted legal protection under the trademark and copyright laws of the United States and foreign countries. These laws provide civil and criminal sanctions for unauthorized duplication, exhibition or commercial exploitation of the property. All of MSH 's properties have secured and maintain protection to the rights to all of its properties under the laws of applicable jurisdictions including the United States Copyright Act of 1976.

MARKETING STRATEGY

         MSH's primary strategy is to create, develop and produce products for the television and Internet markets in the United States, Europe and Asia, as well as home videos, toys and merchandising for those markets, as well as in-house created entertainment based technology which will enhance the capability to exploit MSH's internal properties. MSH will retain all or a substantial portion of the copyright ownership of all its products for the purpose of building a profitable library for exploration in all media worldwide.

         With the growth of interest in various ancillary elements of a property, MSH plans to incorporate these elements into each created property. The integration of these ancillary elements into the project are referred to as "synergistic" packaging. Synergistic packaging encompasses the arcs of video rights; multiple productions for the establishment of "library" packages for ultimate syndication sales; television series, live action and animation television specials for networks, cable networks, syndication and the Internet; character and product licensing; merchandising and promotional tie-ins and considerations; corporate identity and sponsorship programs via product placement; music soundtrack publishing; replay rights; music videos; literary and educational publishing rights; and, in rare cases, the creation of theme park rides and attractions based upon the subject and characters of a particular project.

TECHNOLOGY

         JETHRO ANIMATION CONTROL SYSTEM. The increasing popularity of animated programming has produced a significant challenge in producing quality shows in a timely and cost efficient manner. Most domestic production entities today contract with offshore animation production facilities to gain access to more affordable animation. This often entails delays and limited creative control, which equates to increased costs and missed delivery deadlines.

         MSH has developed the Jethro Animation Control System ("Jethro"), a system designed to alleviate the foregoing problems and deliver episodic television programming of high quality at competitive prices using the INTEL MP platform. Jethro enables the animation house to meet the broadcasters' delivery demands by being able to monitor all resources, compare individual animators' daily delivery against projected delivery quotas and alert the art director when additional resources are needed to bring the ongoing work flow back on schedule. Until now no piece of software existed that could run this kind of operation. Jethro has been created as an episodic television delivery management system for high-end animation projects. Jethro takes storyboards and breaks them down into component parts and then assigns code sequences to each visual element. Those code sequences are what the individual animators enter when they are working on a scene that contains those characters at elements.

         Jethro monitors not just the actual creation of elements but also the rendering of each element and scene, and compares what is going on the schedule on a minute to minute basis. The competitive advantage that Jethro gives is that if additional resources need to be utilized, Jethro lets the art director know exactly where to use them to ensure on-time delivery.

COMPETITION

         The businesses in which MSH engages are highly competitive. Each of MSH's primary business segments are subject to competition from companies which, in most instances, have much greater production, distribution and capital resources than those of MSH.

         CONVENTIONAL PROGRAMMING. MSH competes with a wide variety of companies that provide programming to television and other media, including major studios such as Warner Bros. and The Walt Disney Company, broadcast and cable networks that produce original programming such as Fox Family Worldwide, Inc. and Nickelodeon, and animation production companies such as Hanna Barbera, Saban Entertainment, Inc. and Klasky Cuspo.

          PERSONNEL. MSH competes on the basis of relationships and pricing for access to a limited supply of creative personnel to produce its programs. MSH competes with virtually all producers of entertainment content for such resources, with particular competition from specialized animation companies such as Hanna Barbera, Film Roman and Klasky Cuspo, for the services of writers, producers, animators, actors and other creative personnel.

         INTERNET. As KidsAndFamily Network, Inc. establishes its websites and internet business, it will compete with companies with substantially greater internet presence, financial, technical, marketing and other services, including Yahoo, America Online, and other "portals", as well as websites designed for children and families, such as those maintained by Disney and Fox.

          More generally, MSH competes with various other leisure-time activities such as home videos, movie theaters, personal computers and other alternative sources of entertainment and information.

GOVERNMENT REGULATION

         MSH's customers and potential customers who utilize domestic broadcast television as a distribution source are subject to the provisions of the Children's Television Act of 1990 and the rules issued by the FCC. These rules require television broadcast station licensees to address the educational and informational needs of children through programming specifically designed to serve such needs, as well as through their overall programming. The FCC has strongly encouraged broadcasters (through the license renewal process) to air at least three hours per week of regularly-scheduled programs that have as a significant purpose serving the educational and informational needs of children aged 16 and under. Such programming must be specifically identified as educational or informational programming. While MSH is not subject to the direct jurisdiction of the FCC, these FCC requirements may influence the content of its programming in order for it to place programs on FCC-licensed stations. In addition, MSH may be subject to local content and quota requirements in the international markets, which effectively prohibit or limit access to particular markets.

         The Children's Online Privacy Protection Act ("COPPA") prohibits web sites from collecting personally identifiable information from children under age 13 without prior parental consent. The Federal Trade Commission is expected to adopt final rules implementing COPPA by late 1999. Websites provided by KidsAndFamily Network may be subject to COPPA requirements. Congress may also consider online privacy legislation that would apply to personal information collected from teenagers and adults.

EMPLOYEES

         As of October 31, 1999, MSH had ten full time employees. MSH's employees have never been covered by a collective bargaining agreement. MSH has never experienced any work stoppages, slowdowns, or other serious labor problems and considers its relations with its employees to be excellent.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         GENERAL. MSH has formulated its business plans and strategies based on certain assumptions of its management regarding the size of the market for the products and services which MSH will be able to offer, MSH's anticipated share of the market, and the estimated acceptance of MSH's products and programming. MSH continues to believe its business plans and the assumptions upon which they are based are valid. Although these plans and assumptions are based on the best estimates of management, there can be no assurance that these assessments will prove to be correct. No independent marketing studies have been conducted on behalf of or otherwise obtained by MSH, nor are any such studies planned. Any future success that MSH might enjoy will depend upon many factors, including factors which may be beyond the control of MSH or which cannot be predicted at this time. These factors may include technological changes, changing consumer tastes, obsolescence, increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including cost of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors, and changes in governmental regulation imposed under federal, state or local laws.

         MSH's operating results may vary significantly due to a variety of factors including changing customers profiles, the availability and cost of programming and talent, the introduction of new programming and products by competitors, the timing of MSH's advertising and promotional campaigns, pricing pressures, general economic and industry conditions that affect customer demand, and other factors.

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997. Net sales for the year ended December 31, 1998 were $151,696, representing a decrease of $21,553 compared with net sales for the year ended December 31, 1997. This decrease was due primarily to deteriorating revenues from East End Productions, which MSH had acquired during the 1996 fiscal year Production costs increased by $350,203, principally as a result of costs associated with the production of the "Van-Pires" series during 1998. Net loss improved from $(3,649,706) in 1997 to a net loss of $(3,209,954) in 1998, due primarily to a non-recurring loss in the 1997 year relating to an acquired business.

         TEN MONTHS ENDED OCTOBER 31, 1999 COMPARED TO TEN MONTHS ENDED OCTOBER 31, 1998. Net sales for the 1999 period were zero, represents a decrease of $96,924 from the 1998 period. The decrease is principally due to the receipt of revenues from the "Van-Pires" series in 1998, which revenues were not present in 1999. Product costs decreased by $786,818, also due to the "Van-Pires" series. General and administrative expenses increased by $772,533, due to MSH's efforts in establishing creative alliances, its negotiations concerning the acquisition of interests in Abrams/Gentile Entertainment, Inc., Aston Entertainment Group, Inc. and Freedom Multimedia, Inc., and the costs associated with the establishment of KidsAndFamily Network, Inc.

LIQUIDITY AND CAPITAL RESOURCES

         At October 31, 1999, MSH had cash and cash equivalents of $31, 970 . The principal source of liquidity has been sales of securities. Management anticipates that additional capital will be required to finance MSH's operations. MSH believes that expected cash flow plus the anticipated proceeds from sales of securities will be sufficient to finance MSH's operations at currently anticipated levels for a period of at least twelve months. However, there can be no assurance that MSH will not encounter unforeseen difficulties that may deplete its capital resources more rapidly than anticipated.

ITEM 3.  DESCRIPTION OF PROPERTY.

         MSH's headquarters are located in midtown Manhattan at 244 West 54th Street, 12th Floor, New York, New York 10019. The space consists of approximately 6,000 square feet, and is leased until September 30, 2006, at a current rate of $10,000 per month, with annual increases and a contribution to common area expenses. Approximately 50% of the space is subleased to complementary entertainment companies, and the rent under these subleases exceeds the rent payable by MSH.

         MSH's Internet subsidiary, KidsAndFamily, Inc. is located in the San Francisco Bay area at 85 Liberty Ship Way, Suite 105, Sausalito, California 94965, pursuant to a month-to-month sublease calling for monthly rent of $750.

         As a result of its strategic alliance with Film Roman, MSH's Los Angeles offices are located in the Film Roman building at 12020 Chandler Boulevard, Suite 300, North Hollywood, California 91607. MSH and Film Roman have a cooperative rental agreement whereby MSH and Film Roman each provide office space to the other at no cost.

         MSH's New York headquarters, along with maintaining a presence in Los Angeles, and its Internet company in northern California, will provide adequate space for offices and production facilities through this calendar year with suitable additional space available to accommodate MSH's planned expansion in year 2000 and beyond.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of October 31, 1999 with respect to the beneficial ownership of MSH's Common Stock, which constitutes MSH's only outstanding class of voting securities, by (i) each person who, to the knowledge of MSH, beneficially owned more than 5% of the Common Stock, (ii) each director of MSH, (iii) the Named Executive Officers (as defined in Item 6 below) and (iv) all executive officers and directors of MSH as a group:

                                               AMOUNT OF               PERCENT

NAME OF BENEFICIAL OWNER(1)                BENEFICIAL OWNERSHIP      OF CLASS(2)
---------------------------                -------------------------------------


Robert P. Maerz                            10,100,000(1)             8.5%
244 West 54th Street
12th Floor, New York, NY 10019




Jonathan Stathakis                         8,200,000(2)              6.9%
244 West 54th Street
12th Floor, New York, NY 10019




Andrew Steiner                             5,000,000(3)              4.2%
244 West 54th Street
12th Floor, New York, NY 10019



Michael L. Welsh                           1,440,000                 1.2%
244 West 54th Street
12th Floor, New York, NY 10019



Bruce Ungerleider                          16,728,541(4)             14.1%
511 66th Street North
St. Petersburg, FL 33710



John Gentile                               4,485,715                 3.8%
244 West 54th Street
9th Floor, New York, NY 10019

Anthony Gentile                            4,485,715                 3.8%
244 West 54th Street
9th Floor, New York, NY 10019



David Pritchard                            1,068,000                 *
244 West 54th Street
9th Floor, New York, NY 10019



Al Morgan                                  200,000                   *
244 West 54th Street
12th Floor, New York, NY 10019



Dennis Olle                                200,000                   *
Suite 1600, 2601 South Bayshore Drive
Miami, Florida 33133



Chuck Walker                               1,137,500                 *
808 Gladstell, # 613
Conroe, Texas  77304



Sam Cable                                  1,282,450                 1.1%
808 Gladstell, # 613
Conroe, Texas  77304



All directors and executive officers       37,599,380                31.7%
as a group

------------------------------

(1) Includes 1,100,000 shares issuable upon exercise of currently exercisable options.
(2) Includes 1,000,000 shares issuable upon exercise of currently exercisable options.
(3) Includes 500,000 shares issuable upon exercise of currently exercisable options.
(4) Consists of approximately 1,968,541 Shares of Common Stock and currently exercisable warrants to acquire approximately 14,760,000 Shares, not all of which have been issued.

* Less than 1%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
----------------------------------------------------------------------

         The following is a list of MSH's directors and executive officers, their ages, and their positions and offices with MSH, and with its subsidiary, KidsAndFamily Network, Inc.:


NAME                         AGE                           POSITIONS


Robert P. Maerz              49         Chief Executive Officer, Chairman of the Board and
                                           Co-Chairman of KidsAndFamily Network, Inc.


Jonathan G. Stathakis        53         President, Chief Operating Officer and a Director


Michael L. Welsh             49         Chief Financial Officer, Secretary/Treasurer and a Director


Andrew Steiner               36         President of KidsAndFamily Network, Inc.


John Gentile                 40         Creative Director and a Director


Anthony Gentile              40         Creative Director and a Director


Ronald Tanet                 59         Vice President Business Affairs


Fred E. Aurelio              75         Vice President-Controller


Robert Heyman                46         Director of KidsAndFamily Network, Inc.


David Pritchard              52         Co-Chairman of KidsAndFamily Network, Inc. and a
                                            Director


                                       16

Al Morgan                    78         Director


Dennis Olle                  45         Director


Chuck Walker                 43         Director


Sam Cable                    56         Director

         Mr. Maerz has been the Chairman of the Board and the CEO of MSH since August 1994, and has been involved with the film and television industry since 1990. Between1985 and 1988 Mr. Maerz was a registered representative for Harris Financial Company; and Legg, Mason, Wood, Walker, Inc., both New York Stock Exchange member firms He started his own investment company in 1988 and has been instrumental in organizing and seeking financing for small companies. >From 1980 to 1984, Mr. Maerz was a principal in Talent Management Inc, a corporation that represented musicians and athletes in contract negotiations with sports franchises and record companies. Mr. Maerz served as the Executive Producer of three motion pictures and was the Executive Producer of "Van-Pires," a 3D computer graphic/live-action Saturday morning children's television series, which appeared on UPN, WB and Fox Networks. Mr. Maerz received a certificate of merit from the U.S. International Film and Video Festival for "Van-Pires." He is a graduate of the University of North Florida and has a law degree from Woodrow Wilson College of Law (Atlanta, Georgia).

         Jonathan Stathakis has been President of MSH since 1996. With over 21 years in the entertainment industry, Mr. Stathakis began has career in the television and film industries as a writer by writing episodes, story treatments and scripts for numerous television specials, series and low budget feature films. He has produced scores of television movies, TV specials and television series. In Boston, Mr. Stathakis was nominated for an EMMY Award for his work as the producer and co-writer of the series "Park Street Under" which served as the basis for the series "Cheers", for WCVB-TV (ABC affiliate). He went on to create, produce and write a number of TV series, specials and films, receiving 5 ACE Award nominations, winning 2 ACE Awards, plus winning a VIRA Award for Best Children's Home Video of the Year, receiving 2 Honorable Mention at the Chicago Children's Film Festival and a Certificate for Creative Excellence from the U.S. International Film and Video Festival. Prior to joining MSH, Mr. Stathakis was Vice-President of Acquisitions and Sales for Inter-American Productions, Inc.; Executive Vice-President In Charge Of Production for Inter-Communications, Ltd., Executive Vice-President In Charge Of Operations and Production for Television Theatre Company (TTC), Director of Movie Development for the CBN Producers Group; Director of West Coast Operations for NorthStar Entertainment Group, the in-house production arm and wholly owned subsidiary of The Family Channel; President of Greenwich Films, Inc.; and Head of Acquisitions and Creative

Director of Featureline Films (Vancouver). Mr. Stathakis was also a professional photographer, shooting high profile concerts like Woodstock and worked for major recording artists including Jimi Hendrix and The Grateful Dead. Mr. Stathakis' credits as a producer include five made-for-pay-cable children's television movies for MCA/Universal; 13 MTV concert specials; "Exit", a feature film for IRS Media and Republic Pictures; "Yahoo BugaBoos," a pilot for a children's series which was optioned by Sony's Columbia/TriStar Television; the children's series "Jelly Bean Jungle" which aired Saturday morning on ABC and Fox network stations; the animated series "Van-Pires," a syndicated series that aired on Fox, UPN and WB Network ; plus a prime time drama series, "Vallas & Son," which he created and wrote, optioned by Columbia Pictures Television. Mr. Stathakis is a member of the National Academy of Television Arts & Sciences; the Association of Independent Video & Filmmakers; the National Academy of Cable Programmers; the Independent Feature Projects/West (IFP/West); the National Academy of Program Television Executives; the Writers Guild of America, and the Producers Guild of America.

         Mr. Welsh is a Certified Public Accountant who served MSH as a consultant prior to his being appointed its Chief Financial Officer, Secretary/Treasurer and a director in 1999. Mr. Welsh is a graduate of LaSalle University in Philadelphia, where he earned both his undergraduate (B.S.) and graduate (M.B.A.) degrees. During his career as a Certified Public Accountant, he has served as the chief financial officer and a member of the board of directors for several corporations. Mr. Welsh has also been an assistant professor and an instructor on the college level, teaching Advanced Accounting, Auditing, Intermediate Accounting and Federal Individual and Corporate Taxation. Mr. Welsh is on the Executive Committee of the World Boxing Association ("WBA"), located in Turmero, Venezuela, and serves as its Corporate Auditor and Vice-Chairman of Finance & Administration. He is a member of the American Institute of Certified Public Accountants ("AICPA"); the Association of Certified Fraud Examiners; Pennsylvania Area Chapter Association of Certified Fraud Examiners; Division of CPA Firms-Private Companies Practice Section; Tax Division of the AICPA, Management Advisory Services Division of the AICPA; and the Federal Key Person Program of AICPA.

         Mr. Steiner has been Co-President of KidsAndFamily Network, Inc. since 1999. Between 1997 and 1999 he was Executive Vice President of MSH. Prior to that time he served as the Executive Vice-President of the entertainment division at General Media International, where he was in charge of all distribution and marketing for feature films, television programming, sell-through home video and interactive gaming. Prior to joining General Media, Mr. Steiner served as the vice-president of International Sales and Marketing at Intercontinental Releasing Corporation, an independent motion picture distribution company, where he was responsible for supervising the day-to-day sales and distribution in the international marketplace.

         John Gentile and Anthony Gentile have been Creative Directors and members of the Board of Directors of MSH since 1999. They are founders and principals of Abrams/Gentile Entertainment ("AGE"). At AGE they created and developed such innovative technological consumer base products as the Power Glove, a virtual reality product for the home; The Flex Sensor, a patented low cost "soft switch" with over 2000 degrees of angular displacement; and their newest technological advance, BLINK (Beeper Linked Integrated Network), a new communication system developed in conjunction with a leading pager manufacturer and satellite carrier for the toy and entertainment industry. Together, they have created, directed and produced over 175 half-hours of children's programming, including the award-winning animated children's series "Happy Ness, Secret Of The Loch," for the Family Channel; the animated series, "Sky-Dancers," based on the popular toy developed by them; the 3D computer animated/live-action series "Van-Pires;" and the forthcoming "Micronauts" TV series. They also developed and produced the prime time television sitcom, "DiResta" for UPN, based on their off-Broadway hit play, "BEAT, A Subway Cop's Comedy." As writers for television, they have scripted over a hundred episodes for several of their animated series. As directors, their work includes over 75 half hours of animation and live-action episodes and over 30 national commercials for a range of toy products and companies such as Mattel, Hasbro, Galoob, Toymax and Just Toys. Motion picture screenwriting credits include "G.I. JOE - The Movie," an adaptation of Mark Helprin's Pulitzer Prize winning novel; "Winter's Tale" for Warner Brothers; "Titan Rising" for Dino DeLaurentis; "Blowdown" for Blue Mountain Productions; "Fatal Mission," released by Media Home Entertainment; and the pilot for "Mighty Merlin" for KMG Entertainment. As authors, their novels include The Judas Seed, published by Dell Books; the fantasy thriller, The Dead Season; and their children's book, Family Tree. In the motion picture industry, they have participated in motion picture design for such films as "Star Wars," "Saturday Night Fever," "Grease," "Carrie," "The Bad News Bears," "Escape From Alcatraz," "Psycho II," "Moscow On The Hudson," "Rambo-First Blood," "Babes In Toyland," "Hoosiers," "Peggy Sue Got Married," "Robo Cop," "Mississippi Burning," "Colors," "No Way Out" and "New York, New York" among others. In addition, they have produced motion picture trailers and promotional teasers for such films as "Star Wars: The Empire Strikes Back,""And Justice For All," "Private Benjamin," " Barbarosa," "Silver Streak" and "The Border." Television design credits include such productions as "Battlestar Galactica" for ABC; the EMMY Award winning NBC mini series "Holocaust," "Shogun" and "Marco Polo;" and the epic mini-series "ROOTS: The Next Generation."

         Mr. Tanet is an attorney who has actively practiced law since 1967. Since 1974 he has represented media companies throughout the United States, and has been involved in handling labor problems for the Teamsters, Screen Actors Guild (SAG) and AFTRA, as well as and procurement and negotiations for a number of independent television companies. Mr. Tanet has also been an executive with various real estate development firms, including Ladd Corporation and Dallas Development Corporation, and was Chief Legal Counsel for Central American Exploration Corporation. Mr. Tanet served as Executive Producer for "Fire On The
Bayou: The Neville Brothers" for A&M ; for a series of children's television movies for MCA/Universal including "The Marvelous Land of Oz" (VERA Award for Best Children's Home Video); "Puss N' Boots" (ACE Award winner); "The Red Shoes" (ACE Award winner); "The Wind in The Willows" (ACE Award nomination). He was also the Executive Producer of "Scrambled Feet" for Showtime; "Chicago Blues" for RKO/Nederlander, "Alice In Wonderland" for MCA/Universal; and "O.Henry" for

Pan American Films. Mr. Tanet developed and was Executive Producer for the miniseries "Double-Crossed" for HBO, which won an ACE Award for Best Mini-Series and was also nominated for an EMMY Award. He was also the Co-Executive Producer of "Murder Among Friends", a movie-of-the-week for NBC, for which he was nominated for an EMMY award. Mr. Tanet received a Bachelor of Science degree from Louisiana State University in 1963, and a Doctor of Jurisprudence from Loyola Law School in 1967.

         Mr. Aurelio has served as Vice President and Controller of MSH since 1996. Prior to that time he was General Manager of East End Communications, which was acquired by MSH in 1996. He is also the founding partner of Sierra Resource Group, a San Francisco-based consulting firm.

         Mr. Aurelio was Vice President of Corporate Development for Pan American World Airways in New York City; President of Simi Winery in Sonoma County, California; and Senior Vice-President and Chief Financial Officer of Sky Chefs, Inc. (a subsidiary of American Airlines, Inc.).He attended Villanova University and is a graduate of Ohio State University with a degree in Accounting.

         Mr. Heyman has been a director of KidsAndFamily Network, Inc. since its organization in 1999, and served as its first President. Mr. Heyman was the founder of Cybernetics, a leading internet design and marketing firm that merged with U. S. Web, one of the world's largest internet web site builders. Mr. Heyman is co-author of the best selling web-marketing book "Net Results - Web Marketing That Works," published in 1998 by MacMillan & Co. As a partner in U.
S. Web, Mr. Heyman was instrumental in the creation of the fields of online audience development, media buying and planning. Among the firm's clients were AOL, Avon, Time-Warner, Paramount, Bristol-Myers, Universal Studios, U.S. West and Macromedia. Prior to his involvement in the Internet, Mr. Heyman practiced entertainment law, representing such performers as Maria Muldaur, Ray Manzarek of The Doors, John Stewart, the New Riders Of The Purple Sage, The Jefferson Airplane and Jefferson Starship. Mr. Heyman is also the co-author, along with Marty Balin, lead singer of the Jefferson Starship, of the rock opera "Rock Justice." Mr. Heyman is a Cum Laude graduate of Boston University. He received his law degree from the University of California's Hastings College of Law, and he earned his Masters in Education from Harvard University.

         Mr. Pritchard has been a Director of MSH and Co-Chairman of its subsidiary, KidsAndFamily Network, Inc. since 1999. Between 1997 and 1999 he was President and Chief Executive Officer of Film Roman, Inc., one of the leading independent animation studios in North America. In 1996, Mr. Pritchard founded Little Fish Inc., where he developed and produced programming for Columbia TriStar, TNT and HBO until joining Film Roman. In 1990, Mr. Pritchard founded Popular Arts Entertainment which produced and developed numerous projects for A&E, HBO, Comedy Central, as well as providing entertainment news coverage for many different network shows. Prior to Mr. Pritchard's founding of Popular Arts, he served as a Vice President of Corporate Affairs at HBO in New York.

         Mr. Morgan has been a director of MSH since 1995. He is a Professor of Finance at South Connecticut State University. At one time Mr. Morgan was also a consultant and a teacher at Hofstra University, School of Business before becoming President of Peachtree Ventures, Inc. Mr. Morgan has been a Corporate and Securities Analyst/Portfolio Manager for Lehman Brothers and Lehman Corporation; Director of Development for Fairbanks Whitney Corp., now known as Colt Industries; Manager of Research and New Business for Hill, Darling, Grimm
(NYSE); and a Partner and Manager of Research for Federman, Stonehill (NYSE). Mr. Morgan has also served as a director of the following publicly traded companies: In-Flight Movies, Inc., Magic Marker Pens, Inc., Resource America Oil, and he was a director and principal shareholder of Transmedia Network, Inc.

         Mr. Walker has been a director of MSH since 1994. He also served as creative director of several of MSH's early feature films. Mr. Walker is a professional dancer and choreographer, who has appeared in or directed numerous stage and television dance productions, and has appeared as an actor in several feature films.

         Mr. Cable has been a director of MSH since 1994. He also served as executive producer for several of MSH's early feature films. Mr. Cable has been involved in the motion picture production and distribution business since
1990. Prior to that time he produced live boxing events and television coverage of boxing.

ITEM 6.  EXECUTIVE COMPENSATION.
-------------------------------

         The following table sets forth certain compensation paid by MSH and its subsidiary, KidsAndFamily Network, Inc., during the years ended December 31, 1998, 1997 and 1996 to its Chief Executive Officer and each of the other most highly compensated executive officers whose compensation exceeded $100,000 (the "Named Executive Officers").


                                                                        SHARES              SECURITIES
                                                       OTHER ANNUAL   RESTRICTED    STOCK   UNDERLYING   LTIP       OTHER
          NAME                 YEAR   SALARY   BONUS   COMPENSATION     STOCK         %      OPTIONS    PAYOUTS  COMPENSATION
-----------------------------------------------------------------------------------------------------------------------------
Robert P. Maerz                1996    76,000  54,000                     250                50,000      none        none
Chief Executive Officer
                               1997    85,000  21,250      30,000     250,000       30.49%  198,000      none        none

                               1998   125,000  31,250      30,000                             -0-        none        none


Jonathan G. Stathakis          1996    36,000              27,824      35,000                50,000      none        none
President/Chief Operating
  Officer                      1997    85,000  56,250      30,000      50,000        6.10%  142,000      none        none

                               1998   125,000  31,250      30,000                             -0-        none        none

         Mr. Maerz is employed pursuant to an Employment Agreement expiring on December 31, 2001. The Employment Agreement provides for annual compensation at the rate of $175,000, plus $50,000 in living expenses.

         Mr. Stathakis is employed pursuant to an Employment Agreement expiring on December 31, 2001. The Agreement provides for annual compensation at the rate of $175,000 plus $60,000 in living expenses.

         Michael L. Welsh is employed pursuant to an Employment Agreement expiring on January 1, 2002. The Agreement provides for annual compensation at the rate of $175,000.

         Andrew Steiner is employed pursuant to an Employment Agreement with KidsAndFamily Network, Inc. expiring on December 16, 2002, with an option to extend for two years. The Agreement provides for annual compensation at the rate of $150,000.

         Fred Aurelio is employed pursuant to an Employment Agreement expiring on December 31, 2001. The Agreement provides for annual compensation at the rate of $125,000.

         Mr. Pritchard is employed by KidsAndFamily Network, Inc., pursuant to an Employment Agreement expiring on December 16, 2001. The Employment Agreement provides for a base salary of $350,000 per year.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
--------------------------------------------------------

         During the fiscal year ended December 31, 1997, MSH paid Penn & Cobb Productions, an affiliate of Jonathan Stathakis, $12,500 for script development services.

         During the fiscal year ended December 31, 1997, Robert P. Maerz transferred 180,000 shares of Common Stock in satisfaction of certain obligations of MSH

         During the fiscal year ended December 31, 1998, MSH issued 250,000 shares of Common Stock to Penn & Cobb Productions for Consulting Services.

         During the fiscal year ended December 31, 1998 Mr. Maerz, Jonathan Stathakis, Chief Executive Officer of MSH, Andrew Steiner, a Vice President of MSH, and Chuck Walker and Sam Cable, directors of MSH, transferred a n aggregate of 1,909, 200 shares of Common Stock in satisfaction of approximately $500,000 in debt owed by MSH to third parties. In exchange for this transfer, MSH issued 3,892,000 shares of restricted stock to these individuals.

         During the fiscal year ended December 31, 1998, Mr. Maerz, Mr. Walker, Mr. Cable, and Al Morgan, a director of MSH, transferred 660,000 shares of Common Stock to Marty Abrams in satisfaction of a portion of MSH's obligations in connection with the pending purchase of shares of Abrams/Gentile Entertainment, Inc. In exchange for this transfer of shares, MSH issued 1,350,000 shares of restricted stock to these individuals.

         During the fiscal year ended December 31, 1998, MSH issued 250,000 shares of Common Stock to Barbara Lawrence, wife of Mr. Stathakis, for consulting services.

         During the period of ten months ended October 31, 1999, MSH issued stock bonuses to the following officers and directors:

         Name                        Position                      No. of Shares
         ----                        --------                      -------------

         Robert P. Maerz          Chief Executive Officer              3,700,000

         Jonathan Stathakis       President and Chief Operating        3,810,000
                                   Officer

         Andrew Steiner           President, KidsandFamily Network,    1,627,500
                                   Inc.

         Fred E. Aurelio          Vice-President/Controller            1,650,000

         Michael Welsh            Chief Financial Officer,               457,500
                                   Secretary/Treasurer


ITEM 8.  DESCRIPTION OF SECURITIES.
-----------------------------------

         MSH has only one class of stock outstanding, designated as "Common Stock."

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon a liquidation, dissolution or winding-up of MSH, the holders of Common Stock will be entitled to share ratably in the net assets of MSH legally available for distribution to stockholders after the payment of all debts and other liabilities of MSH, subject to the prior rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

                                    PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
-------------------------------------------------------------------------------
SHAREHOLDER MATTERS.
-------------------

         As of February 7, 2000, there were approximately 635 holders of MSH's Common Stock. Until February 9, 2000 MSH's Common Stock was traded on the OTC Bulletin Board under the symbol "MSHE". It is currently traded in the "pink sheets". The following table sets forth the high and low bid prices for the Common Stock as reported by the National Quotation Bureau. Bid quotations represent high and low prices quoted between dealers, do not include commissions, mark-ups, or mark-downs, and may not represent actual transactions.

                                 BID QUOTATIONS
                                 --------------

                                               HIGH               LOW
                                               ----               ---
         1997

                  First Quarter               $ 2.38            $ .63

                  Second Quarter                 .63              .25

                  Third Quarter                 2.59              .23

                  Fourth Quarter                1.78              .38

         1998

                  First Quarter                 1.06               .38

                  Second Quarter                 .91               .29

                  Third Quarter                  .79               .33

                  Fourth Quarter                 .83               .30

         1999

                  First Quarter                  .69               .32

                  Second Quarter                1.30               .31

                  Third Quarter                  .51               .26

                  Fourth Quarter                 .44               .19

         MSH has never declared or paid a cash dividend on its Common Stock and does not expect to pay any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.
--------------------------

         MSH is a defendant in an action filed by Robert Pozner in the U.S. District Court for the Southern District of New York. The action alleges breach of contract, money had and received, and a claim for attorneys fees. The action seeks to recover $200,000 and the value of 500,000 shares of MSH Common Stock as of July 1997. The action is in a very preliminary stage, and MSH has not yet filed a responsive pleading.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
------------------------------------------------------

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
------------------------------------------------

         In February 1997, the Company issued (i) 8,000 shares to four employees for services rendered, (ii) 502,000 shares to fifteen independent contractors for services rendered, including animation services, web design services, public relations services, and professional and consulting services, and (iii) 435,000 shares to twelve persons for cash.

         In March 1997 the Company issued 220,538 shares to broker-dealers for cash, and 6,000 shares to an individual for cash.

         In April 1997 the Company issued 60,000 shares to two individuals for cash, and 200,000 shares to a broker-dealer for cash.

         In May 1997 the Company issued (i) 604,000 shares to approximately twenty individuals for cash, and 800,000 shares to broker-dealers for cash.

         In June 1997 the Company issued 100,000 shares to a broker-dealer for cash.

         In July 1997 the Company issued (i) 923,300 shares to fifteen individuals for cash, (ii) 207,667 shares to independent contractors for various services rendered, principally financial advisory services, and (iii) 448,000 shares to a broker-dealer for cash.

         In August 1997 the Company issued (i)10,000 shares to two employees for services rendered, (ii) 8,000 shares to an individual for cash, (iii) 48,000 shares to a broker-dealer for cash, (iv) 210,000 shares to two officers or related persons for services, (v) 768,000 shares to thirteen independent contractors for services rendered, including public relations services and other consulting services,and (vi) 1,470,072 shares to ten lenders in satisfaction of outstanding loans.

          In September 1997 the Company issued (i) 1,500 shares to a related person for services, (ii) 50,000 shares to a single lender in satisfaction of a loan, (iii) 3,500 shares to three employees for services rendered, (v) 80,600 shares to twenty-five independent contractors for animation services, and (vi) 500,000 shares to an individual for cash.

         In December 1997 the Company issued (i) 5,000 shares to one employee for services rendered, (ii)18,233 shares to four individuals for cash, (iii) 901,333 shares to seventeen persons for services, including animation services, web design services, public relations services, and professional and consulting services, (iv)10,000 shares to a single lender in satisfaction of debt,

         During the calendar year 1998, the Company issued 5,792,000 shares to nine officers and directors, as stock bonuses, in cancellation of debt and in lieu of salary.

         In February 1998 the Company issued 250,000 shares to an individual for cash, and 1,353,000 shares to fifty-one individuals, including officers, in satisfaction of outstanding debt. Also, the Company issued 380,000 shares to nine persons for services rendered.

         In April 1998, the Company issued (i) 260,000 shares to four individuals for cash, (ii) 1, 304,000 shares to seventeen individuals in cancellation of debt owed by the Company, and (iii) 510,000 shares to officers to compensate them for shares transferred to others in satisfaction of obligations of the Company. Also, the Company issued 200,000 shares to an officer as a stock bonus, 300,000 shares to two persons related to officers for services, and 230,600 shares to eight persons for services.

         In May 1998 the Company issued 2,932,000 shares to seventy-two individuals, including officers, in satisfaction of outstanding debt, and 55,000 shares to one individual for services.

         In June 1998 the Company issued 557,000 shares to nineteen individuals in satisfaction of outstanding debt.

         In July 1998 the Company issued (i) 557,000 shares to nineteen individuals in satisfaction of outstanding debt, (ii) 310,000 shares to four individuals for cash, (iii) 25,000 shares to a related party for services, and
(iii) 150,000 shares for legal services.

         In August 1998 the Company issued (i) 1,128,000 shares to twenty-three individuals in satisfaction of outstanding debt, (ii) 375,000 shares to a broker-dealer for cash, (iii) 65,000 shares to two individuals for cash, and 195,000 shares to five individuals for services.

         In September 1998 the Company issued (i) 660,000 shares to officers to compensate them for shares transferred by them in connection with an acquisition by the Company, (ii) 2,389,000 shares to eight individuals (including officers of the Company) in satisfaction of outstanding debt, and (iii) 775,000 shares to two individuals for professional services.

         In October 1998 the Company issued 1,350,000 shares to a broker-dealer for cash, 282,000 shares to seven individuals in satisfaction of outstanding debt, and 200,000 shares to an individual for services rendered..

         In November 1998 the Company issued (i) 3,019,154 shares to forty individuals in satisfaction of debt, (ii) 330,985 shares to individuals for cash, (iii) 200,000 shares to a broker-dealer for cash, and (iv) 153,200 shares to two individuals for services.

         In December 1998 the Company issued 1,408,000 shares to fifteen individuals, including officers, in satisfaction of outstanding debt, and 200,000 shares to three individuals for services.

         During 1998 the Company issued 198,467 shares to seven individuals in payment of interest due on outstanding debt.

         MSH relied on the exemptions provided by Regulation D and Section 4(2) under the Securities Act of 1933 for all of the foregoing offerings

         During 1999 the Company issued 11,770,700 shares to officers and directors as stock bonuses and in repayment of loans.

         In February 1999, the Company issued 40,000 shares to an individual for cash.

         In April 1999 the Company issued 300,000 shares to an individual in settlement of a claim.

         In May 1999 the Company issued (i) 10,799,630 shares to twelve individuals for services rendered and (ii) 6,943,400 shares to approximately seventy-eight individuals for cash and cancellation of debt.

         In July 1999 the Company issued 993,750 shares to sixteen individuals for cash.

         In August 1999 the Company issued (i) 262,500 shares to two independent contractors for various services rendered, and (ii) 13,476,674 shares to approximately 56 individuals for cash.

         In December 1999 the Company issued (i) 571,748 shares to one company in connection with an acquisition and (ii) 17,205,325 shares to forty-four individuals for cash.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
--------------------------------------------------

         MSH's Articles of Incorporation eliminate the personal liability of its directors for monetary damages to the fullest extent permitted by Utah law. The Articles of Incorporation also authorize MSH to indemnify its agents (including officers and directors) to the fullest extent permitted under Utah law. This indemnification is intended to protect officers and directors from liability except for (i) liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interest of MSH or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to MSH or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, or a risk of serious injury to MSH or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to MSH or its shareholders, (vi) with respect to certain contracts in which a director has a material financial interest and (vii) approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of MSH or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, MSH's Bylaws require MSH to indemnify its officers and directors to the full extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling MSH pursuant to the Articles of Incorporation or the Bylaws, MSH has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

         The Financial Statements listed below are filed as a part of this Registration Statement on Form 10-SB.

                  Independent Auditor's Report

                  Consolidated Balance Sheets as of December 31, 1997 and 1998

                  Consolidated Statements of Operations for the years ended December 31, 1997 and 1998

                  Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1998

                  Notes to Consolidated Financial Statements

                  Unaudited Consolidated Balance Sheet as of October 31, 1999

                  Unaudited Consolidated Statements of Operations for the period of ten months ended October 31, 1999

                  Unaudited Consolidated Statements of Cash Flows for the periods of nine months ended October 31, 1999.

                  Notes to Unaudited Consolidated Financial Statements

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.
--------------------------

         See Item 2, below.

ITEM 2.  DESCRIPTION OF EXHIBITS
--------------------------------

         2.1      Restated Articles of Incorporation of MSH

         2.2      Bylaws of MSH


         6.1 Employment Agreement dated January 1, 1999 between MSH and Robert P. Maerz


         6.2 Employment Agreement dated January 1, 1999 between MSH and Jonathan Stathakis


         6.3 Employment Agreement dated January 1, 1999 between MSH and Michael L. Welsh


         6.4 Employment Agreement dated January 1, 1999 between MSH and Fred Aurelio


         6.5 Employment Agreement dated June 1, 1999 between KidsAndFamily Network, Inc. and Andrew Steiner.


         6.6 Employment Agreement dated December 17, 1999 between KidsAndFamily Network, Inc. and David Pritchard


         6.7 Letter Agreement dated December 8, 1998 among MSH, Film Roman, Inc., Jane Seymour, James Keach and JJK Publishing


         6.8 Letter of Agreement dated November 19, 1998 between MSH and etc...group, inc.


         6.9 Master License Agreement dated July 1, 1997, between MSH and Cannon Records


         6.10 Van-Pires Master Toy License Agreement, dated September 21, 1998, between Abrams/Gentile Entertainment, Inc., MSH and DeWilde Groups, Inc.


         6.11 Consulting Agreement dated November 17, 1999 between MSH and King/Fromkin Productions, Inc.


         6.12 Agreement dated November 1, 1996 between Abrams/Gentile Entertainment, Inc. and MSH

         6.13 National Distribution and Warehousing Agreement, dated October 1, 1997 between Navarre Corporation and MSH

         6.14 Agreement, dated December 15, 1999 between John and Anthony Gentile, Marty Abrams, Freedom Multimedia, LLC and Lenox Capital Group, LLC

         6.15 Strategic Alliance Agreement dated December 30, 1999 between MSH and Peter Pan , Inc.

         6.16 Stock Purchase Agreement, dated as of August 27, 1998, between MSH and Martin Abrams

         6.17 Letter Agreements, dated September 4, 1998, between MSH and Martin Abrams

         6.18 Letter Agreement, dated September 24, 1998, between MSH and Martin Abrams

         6.19 Letter Agreement, dated October 1, 1998, between MSH and Martin Abrams

         6.20 Letter Agreement, dated January 21, 1999, between MSH and Martin Abrams

         6.21 Letter Agreement, dated January 28, 1999, between MSH and Martin Abrams

         6.22 Letter Agreement, dated February 12, 1999, between MSH and Martin Abrams

         6.23 Letter Agreement, dated October 8, 1999, between MSH and Aston Entertainment Group, Inc.

         6.24 Letter Agreement, dated January 24, 2000 between MSH, Anthony Asfur and Dale J. Sexton

         6.25 Stock Option Agreement, dated January 24, 2000 between MSH, Anthony Asfur and Dale J. Sexton

                                   SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Registrant has caused this Registration Statement on Form 10-KSB to be signed on its behalf by the undersigned thereunto duly authorized, this 17th day of March, 2000.





                                  MSH Entertainment Corporation


                                  By: /s/ Robert P. Maerz
                                     -----------------------------------------
                                      Robert P. Maerz, Chief Executive Officer

                          MSH ENTERTAINMENT CORPORATION
                                AND SUBSIDIARIES
                               NEW YORK, NEW YORK


             DECEMBER 31, 1998 AND 1997 AND FOR THE YEARS THEN ENDED


                  (TOGETHER WITH INDEPENDENT AUDITORS' REPORT)

                                    CONTENTS
                                    --------




INDEPENDENT AUDITORS' REPORT                                                2

FINANCIAL STATEMENTS
   CONSOLIDATED BALANCE SHEETS                                          3 - 4

   CONSOLIDATED STATEMENTS OF OPERATIONS                                    5

   CONSOLIDATED STATEMENTS OF
      STOCKHOLDERS' EQUITY (DEFICIT)                                        6

   CONSOLIDATED STATEMENTS OF CASH FLOWS                                7 - 8

   NOTES TO FINANCIAL STATEMENTS                                       9 - 26

                          Independent Auditors' Report

To the Board of Directors of
MSH Entertainment Corporation
New York, New York

We have audited the accompanying consolidated balance sheets of MSH Entertainment Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                          BRIMMER, BUREK & KEELAN LLP

                                          /S/ Brimmer, Burek & Keelan LLP

                                          Certified Public Accountants

December 6, 1999


                      MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                                CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                             December  31,
                                                                  --------------------------------
                                                                      1998               1997
                                                                  --------------    --------------
Current assets:
     Cash                                                         $         849     $       6,159
     Accounts receivable                                                      -             1,744
     Investment in Van-Pires                                          1,944,009         1,600,867
                                                                  --------------    --------------

          Total current assets                                        1,944,858         1,608,770

Property, plant and equipment - net                                     259,580           345,255

Other assets:
     Film inventory and project costs                                         -            36,500
     Prepaid expenses                                                         -               400
     Investment in AGE                                                  830,500                 -
     Deposits                                                             8,469            17,516
                                                                  --------------    --------------

          Total other assets                                            838,969            54,416
                                                                  --------------    --------------

          Total assets                                            $   3,043,407     $   2,008,441
                                                                  ==============    ==============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                             December  31,
                                                                  --------------------------------
                                                                      1998               1997
                                                                  --------------    --------------
Current liabilities:
     Accounts payable                                             $     816,888     $     439,226
     Due to stockholders                                                609,598           543,472
     Convertible notes payable                                          907,750           840,000
     Notes payable                                                      721,149           928,500
     Accrued expenses                                                    77,120            20,831
     Due to related parties                                                   -           591,600
                                                                  --------------    --------------

          Total current liabilities                                   3,132,505         3,363,629

Commitments and contingencies - Note 18

Stockholders' equity (deficit):
     Preferred stock - par value $.05 per share
        25,000,000 shares authorized, none issued
        and outstanding                                                       -                 -
     Common stock - $.001 par value, 50,000,000
        shares authorized, 41,807,290 in 1998 and
        19,003,484 in 1997 shares issued and outstanding                 41,810            19,004
     Additional paid-in capital                                       8,348,261         4,091,633
     Accumulated deficit                                             (8,434,169)       (5,465,825)
                                                                  --------------    --------------

                                                                        (44,098)       (1,355,188)

     Less note receivable for stock issued                              (45,000)                -
                                                                  --------------    --------------

          Total stockholders' equity (deficit)                          (89,098)       (1,355,188)
                                                                  --------------    --------------


          Total liabilities and stockholders' equity              $   3,043,407     $   2,008,441
                                                                  ==============    ==============

See accompanying notes to consolidated financial statements.


                      MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          For the Year Ended
                                                                             December 31,
                                                                    ------------------------------
                                                                        1998             1997
                                                                    --------------  --------------

Net sales                                                           $     151,696   $     173,249

Costs and expenses:
     Production costs                                                     883,526         541,373
     General and administrative expenses                                2,044,859       2,409,679
     Depreciation and amortization                                         93,448          73,639
     Loss from acquired business                                                -         708,941
                                                                    --------------  --------------

          Total costs and expenses                                      3,021,833       3,733,632
                                                                    --------------  --------------

Loss from operations                                                   (2,870,137)     (3,560,383)

Other income (expense):
     Interest income                                                            -           3,185
     Interest expense                                                     (98,207)        (92,508)
                                                                    --------------  --------------

Net loss                                                            $  (2,968,344)  $  (3,649,706)
                                                                    ==============  ==============

Net loss per share                                                  $        (.10)  $        (.26)
                                                                    ==============  ==============

Weighted average number of shares outstanding                          29,839,653      14,010,768
                                                                    ==============  ==============

See accompanying notes to consolidated financial statements.


                                                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                             Common Stock                                                          Total
                                          -----------------          Additional                   Receivable    Stockholders'
                                 Preferred   Number of                 Paid in     Accumulated    for Stock        Equity
                                   Stock      Shares       Amount      Capital       Deficit        Issued        (Deficit)
                                 --------- ------------  ----------  ------------ -------------  ------------   --------------

Balance at December 31, 1996            -    9,892,941   $   9,893   $ 1,962,951  $ (1,816,119)  $  (110,000)   $      46,725

Payment for receivable                  -            -           -             -             -       110,000          110,000
Sale of common stock                    -    4,372,071       4,373     1,229,730             -             -        1,234,103
Common stock issued for services        -    3,208,400       3,208       318,682             -             -          321,890
Common stock issued for
   debt cancellation                    -    1,530,072       1,530       580,270             -             -          581,800
Net loss for 1997                       -            -          -              -    (3,649,706)            -       (3,649,706)
                                 --------- ------------  ----------  ------------ -------------  ------------   --------------

Balance at December 31, 1997            -   19,003,484      19,004     4,091,633    (5,465,825)            -       (1,355,188)

Receivable from sale of 241,667
   shares of common stock               -                        -             -             -       (45,000)         (45,000)
Sale of common stock                    -    3,140,985       3,142       431,816             -             -          434,958
Common stock issued for services        -    2,938,800       2,939       290,941             -             -          293,880
Common stock issued for
   debt cancellation                    -   15,355,554      15,357     2,692,793             -                      2,708,150
Stock issued to settle payable          -      510,000         510       591,090             -             -          591,600
Interest paid in stock                  -      198,467         198        19,648             -             -           19,846
Stock issued as deposit for
   AGE transaction                      -      660,000         660       230,340             -             -          231,000
Net loss for 1998                       -            -           -             -    (2,968,344)            -       (2,968,344)
                                 --------- ------------  ----------  ------------ -------------  ------------   --------------

Balance at December 31, 1998            -   41,807,790   $  41,810   $ 8,348,261  $ (8,434,169)  $   (45,000)   $     (89,098)
                                 ========= ============  ==========  ============ =============  ============   ==============


See accompanying notes to consolidated financial statements.


                      MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          For the Year Ended
                                                                             December 31,
                                                                    ------------------------------
                                                                        1998             1997
                                                                    --------------  --------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                       $  (2,968,344)  $  (3,649,706)
     Adjustments to reconcile net loss to net cash
       used by operating activities:
         Loss from acquired business                                            -         708,941
         Gain on sale of equipment                                         (3,760)           (797)
         Depreciation and amortization                                     93,448          73,639
         Write-off film inventory and project costs                        36,500               -
         Common stock issued for services                                 293,880         321,890
         Common stock issued for interest                                  19,846               -
         (Increase) decrease in:
            Accounts receivable                                             1,744          (1,744)
            Prepaid expenses                                                  400           5,244
            Interest receivable                                                 -           5,100
            Deposits                                                        9,047          11,532
            Note receivable                                                     -         110,000
         Increase (decrease) in:
            Accounts payable                                              371,062         198,270
            Accrued interest                                               77,120               -
            Accrued expenses                                              (22,086)        (20,578)
            Accounts payable to stockholder                               371,376         670,823
                                                                    --------------  --------------

              Net cash used in operations                              (1,719,767)     (1,567,386)

CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash payment for the purchase of property
        and equipment and goodwill                                         (4,013)       (202,820)
     Proceeds from sale of equipment                                            -           8,000
     Investment in Van-Pires                                             (343,140)     (1,369,413)
     Purchase of movie rights                                                   -         (15,500)
     Investment in AGE                                                   (599,500)              -
                                                                    --------------  --------------

              Net cash used in investing activities                      (946,653)     (1,579,733)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from note payable                                            82,000         223,500
     Principal payment on note payable                                   (228,351)       (249,999)
     Proceeds from issuance of common stock                               380.213       1,864,090
     Proceeds from issuance of convertible notes payable                2,745,900       1,579,250
     Repayment of convertible debt                                        (20,000)       (208,000)
     Advances from stockholder loans                                            -         207,233
     Payments on shareholder loans                                       (298,652)       (274,830)
                                                                    --------------  --------------

              Net cash provided by financing activities                 2,661,110       3,141,244
                                                                    --------------  --------------

Net increase (decrease) in cash                                            (5,310)         (5,875)

Cash at beginning of year                                                   6,159          12,034
                                                                    --------------  --------------

Cash at end of year                                                 $         849   $       6,159
                                                                    ==============  ==============


                      MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                          For the Year Ended
                                                                             December 31,
                                                                    ------------------------------
                                                                        1998             1997
                                                                    --------------  --------------

NON CASH TRANSACTIONS:


     Common stock issued for services rendered                      $     293,880   $     321,890
                                                                    ==============  ==============

     Common stock issued for interest                               $      19,846   $           -
                                                                    ==============  ==============

     Common stock issued for receivable                             $      45,000   $           -
                                                                    ==============  ==============

     Common stock exchanged for convertible notes payable           $   2,647,150   $     553,500
                                                                    ==============  ==============

     Receivable canceled for services                               $           -   $     115,100
                                                                    ==============  ==============

     Expenses paid by shareholders                                  $      54,200   $      51,794
                                                                    ==============  ==============

     Shareholder salaries accrued                                   $     419,000   $     384,375
                                                                    ==============  ==============

     Common stock issued for AGE investment                         $     231,000   $           -
                                                                    ==============  ==============

     Common stock issued to satisfy payable                         $     591,600   $           -
                                                                    ==============  ==============

     Common stock issued to satisfy note payable                    $      61,000   $           -
                                                                    ==============  ==============



See accompanying notes to financial statements.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997



NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND
                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

MSH Entertainment Corporation (the "Company") is in the business of film and television production, music and music publishing, software development, and distribution. Its business operations include creating, developing, producing, licensing, distribution and merchandising entertainment media products. In addition to animated and live-action family and children's TV productions, the Company's products include prime time drama series, music specials, record albums, music publishing and related services.

The Company is also pursuing opportunities in children's toys and merchandising in joint venture with Abrams/Gentile Entertainment, Inc. (AGE) as it is related to Company produced programming. Prior to the acquisition discussed below, the Company's primary business activity was the creation, development and production of home video motion picture tapes primarily for sale internationally. The Company did not benefit from widespread market acceptance of its home video motion pictures.

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has incurred net losses of $2,968,344 and $3,649,706 for the years ended December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company has a net working capital deficit of $1,187,647 and $1,754,859, respectively, and a stockholders' (deficit) of ($89,098) and ($1,355,188), respectively which raises substantial doubt about the Company's ability to continue as a going concern. Management has developed plans intended to remedy these conditions. These plans include seeking other sources of financing, acquisition of an existing operating company, actively marketing existing projects, reducing operating costs and seeking a joint venture partner. No assurances can be given as to the success of these plans. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

ACQUISITION

On June 21, 1996 the Company acquired substantially all of the assets of East End Communications, Inc., East End Productions, Inc. and J.B. Dubbs, Inc. (collectively referred to as "East End") in a transaction accounted for as a purchase. The primary business activity of East End was computer animation programming and production (See Note 2).

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND
                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in preparing the accompanying consolidated financial statements is set forth below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MSH Entertainment Corporation and its wholly owned subsidiary MSH Productions Inc., and Happy Zone Entertainment Corporation. Happy Zone Entertainment Corporation is a 60% owned subsidiary which has been inactive since its inception in 1996. MSH Productions, Inc. is also inactive. All significant intercompany accounts and transactions have been eliminated in consolidation.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOME VIDEO AND MOTION PICTURE PROJECT COSTS

The Company follows the provisions of Statement of Financial Accounting Standards No. 53 ("SFAS 53") with respect to motion pictures, television and video project costs. Costs incurred in connection with motion picture, television, music and video projects are capitalized. Such costs are charged to production overhead if the project has been held for a three-year period and has not been set for production or if it is abandoned. Production overhead is allocated to the cost of projects currently set for, or in production. Although certain projects are reported at zero value, they may still be actively marketed by management after the three-year period. Project costs are stated at the lower of cost or realizable value. Cost and related amortization of released projects allocated to primary markets would be classified as current assets. Van-Pires, an animated TV cartoon show was released to primary markets in the fall of 1997 for thirteen episodes and costs allocated to it are classified as a current asset. All other capitalized costs are classified as noncurrent assets.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND
                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

HOME VIDEO AND MOTION PICTURE PROJECT COSTS (CONTINUED)

Under FASB 53, project costs, which include accrued related participations and residuals, would be amortized based on the ratio of revenue earned for the year to management's estimate of total gross revenue to be earned. Each picture or project in production is valued taking into account management's current estimates of the ultimate revenue to be received from all sources, including theatrical distribution, cable, pay, network and syndicated television licensing and video and audio cassette and video and audio disc licensing. Such estimates, which are based on such factors as the nature and popularity of the subject matter and the expected rate structure in the various markets during the periods the revenue from the project is estimated to be earned, are revised periodically and estimated losses, if any are provided for in full.

REVENUE RECOGNITION

Revenues with respect to television and computer animation programming and production are recognized when the film is accepted by a licensee and collectibility of the license fee is reasonably assured.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND
                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS PER SHARE

Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. At December 31, 1998 and 1997 all common stock equivalents were antidilutive.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

NOTE 2 - EAST END PURCHASE

On June 21, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of East End in a transaction accounted for as a purchase. The purchase price was $1,305,903 and consisted of a cash payment of $215,000 plus expenses and a note payable for $865,000. As a result of the purchase, $1,150,836 in goodwill was recorded by the Company, which reflects the adjustments necessary to allocate the purchase price to the fair value of assets purchased and liabilities assumed. The Company subsequently determined the goodwill was not recoverable and charged off net goodwill of $1,123,875 as adjusted for related debt forgiveness during the year ended December 31, 1997 as loss from acquired businesses.

The Company entered into a three-year employment agreement with the President of East End. The employment agreement provides for an annual salary of $150,000. In addition, the former President of East End received 400,000 shares of common stock valued at $40,000 for services rendered in 1996.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 2 - EAST END PURCHASE (CONTINUED)

At December 31, 1996, the Company was in default with respect to the $865,000 note payable to the former President of East End which was payable in full on December 1, 1996. On January 14, 1998 the Company entered into a settlement agreement whereby the Company agreed to pay a total of $500,000, representing accrued wages and interest and the remaining balance due on the $865,000 note payable. In addition, as part of the settlement the employment agreement with the former president of East End was terminated effective September 30, 1997. The $500,000 payments were to be made at various intervals and at December 31, 1998 the balance was $375,000. The Company is currently negotiating to further reduce the balance to $217,000 in exchange for assuming debts to two individuals totaling approximately $158,000.

NOTE 3 - SIGNIFICANT PROJECTS

In 1996, the Company purchased the distribution rights to a script entitled Vallas & Sons for $21,000 which the Company is attempting to market. In 1997, an additional $15,500 was paid to retain the distribution right. Since the project has not been released to primary markets, all related costs have been expensed.

In 1996, the Company began a joint venture with Abrams/Gentile Entertainment, Inc. to co-produce the first thirteen episodes of an animated children's TV cartoon entitled Van-Pires (See Note 10). The Company's share of costs of Van-Pires is capitalized as investment in Van-Pires.

Film inventory costs consists of the following:

                                                       At December 31,
                                             -----------------------------------
                                                 1998                  1997
                                             -------------        --------------

         Story rights                        $          -         $      36,500
                                             =============        ==============

         Van-Pires                           $  1,944,009         $   1,484,829
                                             =============        ==============

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 4 - INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                                                          At December 31,
                                                 -------------------------------
                                                      1998             1997
                                                 --------------   --------------

         Net operating loss carryforwards        $   1,895,111    $   1,286,600
         Capital loss carryforward                      13,171           13,171
                                                 --------------   --------------

         Total gross deferred tax assets             1,908,282        1,299,771
         Less valuation allowance                    1,908,282        1,299,771
                                                 --------------   --------------

         Net deferred tax assets                 $           -    $           -
                                                 ==============   ==============

The net increase in the total valuation allowance for the years ended December 31, 1998 and 1997 was $608,511 and $717,661, respectively.

The Company has available at December 31, 1997, unused net operating loss carryforwards that may provide future tax benefits and that expire as follows:

                                                            Unused Net
         Year of Expiration                               Operating Loss
         ------------------                               --------------

         1999                                              $     24,107
         2008                                                   200,541
         2009                                                    71,348
         2010                                                   221,516
         2011                                                 1,247,332
         2012                                                 3,649,706
         2013                                                 3,117,368
                                                           -------------

                                                           $  8,531,918
                                                           =============

The Company had capital loss carryovers at December 31, 1998 of $35,000 which will expire on December 31, 1999.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 5 - CONVERTIBLE NOTES PAYABLE

The Company received $2,745,900 from the sale of the convertible notes during 1998. The notes were convertible into the Company's common stock based upon one share of stock for each dollar of debt. The debt holders were given various multiples of that conversion, which ranged from 1-1 to 4-1, based upon the amount and timing of their investment. Some of the larger debt holders were given the option to use a lesser multiple than the one granted for the stock and to also receive their original debt back in cash. The number of shares to be issued to debt holders still outstanding at December 31, 1998 is 3,683,000. The convertible notes payable are uncollateralized and are noninterest bearing.

Convertible notes payable consist of the following:

                                                           At December 31,
                                                   -----------------------------
                                                        1998            1997
                                                   -------------   -------------

                                                   $    907,750    $    840,000
                                                   =============   =============

NOTE 6 - NOTES PAYABLE

Notes payable consist of the following:

                                                                                 At December 31,
                                                                       -------------------------------
                                                                            1998               1997
                                                                       ------------       ------------
     Non-interest bearing note payable to
     individual, no maturity date stated.                              $   146,149        $   178,500

     Demand note payable to individual bearing
     interest at 9%.                                                       200,000            200,000

     Note payable to individual, matures
     January 8, 1998.  Senior to all existing
     debt and collateralized by all of the
     Company's assets.                                                           -             45,000

     Demand note payable to individual
     bearing interest at 10%. Collateralized
     by certain Intellectual property rights
     from the purchase of East End and
     related entities and assets.                                          375,000            505,000
                                                                       ------------       ------------

                                                                       $   721,149        $   928,500
                                                                       ============       ============

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 7 - STOCK OPTION PLANS AND WARRANTS

The Company has stock option plans under which certain individuals may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest immediately and expire ten years from the date of the grant. A summary of information relative to the Company's stock option plans follows:

                                                       Number       Option Price
                                                     of Shares       Per Share

         Outstanding at December 31, 1997            3,900,000            .10
         Granted                                             -              -
         Exercised                                    (100,000)           .10
         Canceled                                            -              -
                                                   ------------       --------

         Outstanding at December 31, 1998            3,800,000            .10
                                                   ============       ========

The Company accounts for stock options in accordance with the provisions of Statement No. 123, "Accounting for Stock-Based Compensation." As permitted by the Statement, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, net loss would have been unchanged in 1998 and 1997. The stock options granted in 1997 and 1996 under the minimum value method of accounting had no fair value due to the financial condition of the Company. The weighted-average remaining contractual life of options outstanding at December 31, 1998 is 99 months and the weighted-average exercise price is $.25.

In addition, on November 4, 1996 the Company issued Intel Corporation a warrant to purchase 1,000,000 shares of common stock at the lower of $1.75 or 75% of the fair market value of common stock on the date of exercise. The warrant expired on November 4, 1998. Intel Corporation paid the Company a nonrefundable payment of $150,000 for this warrant. The payment has been reflected as additional paid-in capital in the accompanying consolidated statements of stockholders' deficit.

The Company issued AGE a warrant to purchase 1,000,000 shares of common stock at the lower of $1.75 or 75% of the fair market value of the offering price to underwriters (net of underwriting discounts) of the common stock pursuant to the first underwritten public offering by the Company. The warrant expires on October 8, 2000.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 7 - STOCK OPTION PLANS AND WARRANTS (CONTINUED)

UNGERLEIDER WARRANT

In April 1998 the Company borrowed $167,000 from Dr. Bruce Ungerleider which was converted into 835,000 shares of MSH common stock.

In June 1998, the Company borrowed $500,000 from Dr. Bruce Ungerleider in exchange for a convertible note and two warrants to purchase stock in the Company. The note bears interest at the annual rate of 20% and is convertible into MSH stock at a stock price of $.25 per share for one year from the date of issue. In addition, the note is secured by 20% of any gross revenue earned by the Company from its computer animation software generally referred to as "Jethro". In addition, as an inducement to make the loan, Dr. Ungerleider is to receive 1,000,000 shares of restricted stock in MSH, and 10% of the stock in Happy Zone Entertainment (a subsidiary of MSH). Dr. Ungerleider also received an additional warrant to purchase 1,300,000 shares of common stock exercisable on the same terms as the Intel warrant which expired in November 1998. Due to the expiration of the Intel warrant in November 1999, the warrant to Dr. Ungerleider was reissued for 1,000,000 shares for a period of seven years from the issuance at the price of $1.75 per share. The agreement provides for payment of the stock at the time of exercise to be in cash or a combination of cash and cancellation of any remaining balance of the debt. An alternative to the payment terms is to exercise the warrant for a reduced amount of shares of common stock for no payment based upon a formula. The formula takes the fair market value of stock at the time of exercise less the exercise price divided by the fair market value of the stock at the time of exercise multiplied times the 1,000,000 share warrant.

The debt and warrant agreement also includes an antidilutive provision. If the Company's issued and outstanding shares of common stock exceed 30,000,000 shares, Dr. Ungerleider has the right to receive warrants to purchase additional shares to maintain his percentage of ownership in the company at a price of 15% less than the selling price for all shares sold by the Company after the time the total outstanding shares exceed 30,000,000. The percentage of ownership is to be determined by adding all shares owned and shares represented by warrants and convertible shares of Dr. Ungerlieder at the date of exercise divided by the total outstanding shares as of the date of the loan.. The percentage is anticipated to range from 10.5 % to 21.87%. The Company's number of common stock shares issued and outstanding reached the 30,000,000 threshold approximately in July 1998. At December 31, 1998, the amount of additional shares available under the antidilutive feature to the agreement is approximately 2,481,512. To date, no warrant has been issued for the antidilutive shares.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 8 - RELATED PARTY

During 1997, several shareholders agreed to exchange free trading shares for restricted shares. Per the agreement, the free trading shares were valued at $591,600 which included the market value of the shares, plus the related capital gains tax. The free trading shares were used to satisfy debt obligations of the Company. Replacement shares were not issued until 1998, so the value of the transaction is included as due to related parties in the December 1997 financial statements.

During 1998, the Company engaged in several similar transactions. A total of $2,059,000 free trading shares were acquired in exchange transactions and 5,242,000 restricted shares were issued as replacements.

Due to stockholders consist of unsecured noninterest bearing demand promissory notes.

NOTE 9 - INTEL AGREEMENT

In November, 1996, the Company executed an agreement with Intel Corporation to cooperate in the development and distribution of a new animation management technology (JETHRO) that will be used in the management of production of episodic television shows. The system would update on a daily basis, workloads, actual versus budget, and track the project. It would combine the software technology developed by the Company with the microprocessor capability of Intel. No activity has occurred to date on this joint venture.

NOTE 10 - VAN-PIRES/AGE AGREEMENT

In November, 1996, the Company entered into a strategic product development agreement with Abrams/Gentile Entertainment, Inc. (AGE). Under the agreement, the Company acquired the rights to produce a children's TV series entitled Van-Pires and potential revenue from related toys and merchandising. AGE received a warrant to purchase 1,000,000 shares of the Company's stock. The agreement provided for AGE and the Company to initially commit $1,300,000 and $650,000, respectively for the production of thirteen episodes of Van-Pires. After AGE recouped its initial investment from the revenues received by AGE from the broadcast of the series, video licenses and sales the Company will recoup its costs and then share revenue from the licensing activities related to the series as follows:

                 - 5% of net advertising revenue
                 - 1% of domestic net toy revenue
                 - 2% of international net toy revenue
                 - 2% of net merchandising revenue

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 10 - VAN-PIRES/AGE AGREEMENT (CONTINUED)

The first 13 episodes were aired during 1998 in primary markets in the United States.

As of December 1999, the Company has not received any revenue as a result of this agreement, however, AGE has received approximately $2,000,000 which has been offset against the AGE share of expenditures under the agreement. In addition, the Company has received an advance of approximately $100,000 in 1999 toward the production of toys using the Van-Pires characters as a theme (See
Note 17).

NOTE 11 - EMPLOYMENT AGREEMENTS

During 1996, the Company entered into employment agreements with three officers of the Company and the former president of East End. The employment agreements were revised effective January 1, 1999 and include all four officers of the Company. The employment agreements also provide for certain incentive compensation fringe benefits and expense reimbursements.

NOTE 12 - BITSA AGREEMENT

On March 3, 1997, the Company entered into an agreement with BITSA Talent, Inc. ("BITSA") to provide musical compositions and lyrics for thirteen episodes of the television series entitled "Van-Pires." Significant provisions of this agreement are as follows:

         - Payment of $100,000 to BITSA.
         - Royalty payments of 16% of the soundtrack album suggested retail list price of all copies sold. - Royalty payments of 50% of music video net revenues. - Royalty payments of 60% of home video net revenues.
         - Royalty payments of 60% of the Company's receipts of license fees, if any, from third parties.

To date no revenues have been received under the BITSA contract.

NOTE 13 - INVESTMENT IN AGE AND FREEDOM MULTI MEDIA, INC.

The Company is in the process of negotiating an agreement with Anthony and John Gentile whereby they will sell an amount (approximately 20%) of their ownership in Abrams/Gentile Entertainment Inc. (AGE) and become members of the Board of Directors of MSH and also become creative directors of MSH in exchange for 8,971,430 shares of MSH restricted stock. The allocation of the shares is approximately 75% for their shares in AGE, 12.5% for becoming a Director and 12.5% for becoming a creative director in MSH. The shares of MSH with a value of approximately $3,000,000 were issued in May 1999 to the Gentile's pending finalization of the agreement.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 13 - INVESTMENT IN AGE AND FREEDOM MULTI MEDIA, INC. (CONTINUED)

The Company would like to negotiate an agreement with Marty Abrams regarding acquisition of his majority ownership in AGE. However, the Company and Mr. Abrams have been unable to reach an agreement concerning the assets to be included as part of the purchase agreement. As of December 31, 1999, the Company has paid approximately $1,600,000 in cash toward this agreement. In addition, through 1999, the Company has issued approximately 3,500,000 shares of MSH stock valued at approximately $1,200,000. As of December 31, 1999, the stock and payments total approximately $3,100,000. As of December 31, 1998, the Company's investment was valued at $830,500.

In addition, the Company has agreed to purchase approximately 18% of Freedom Multimedia, LLC (Freedom) for approximately $750,000. The balance of Freedom is owned by AGE shareholders and will produce and manufacture the patented "Flex-sensor" used in the Power Glove Virtual Reality (VR) Technology. The Company currently has a joint venture agreement with AGE for the production of the animated TV show entitled Van-Pires (See Note 10).

Freedom is in the process of negotiating with a third party to invest approximately $5,000,000 for 50% of Freedom's stock. The proposed transaction would reduce the ownership interest of MSH to approximately 9.375%. The invested funds would be used to further develop and exploit the Power Glove.

AGE is a well-respected independent toy development and merchandising company. MSH and AGE have co-produced the Van-Pires animated television series and are working together on other creative projects in various joint venture arrangements.

NOTE 14 - MUSIC DIVISION

In 1998, the Company created a music division that signed various contracts with artists and agents to develop several single records and albums such as Van-Pires (sound track), Cowboy Attitude (album), T. G. Sheppard Live (album) Nothing on But The Radio (album), and Freedom (album). The Company does not currently have a definite source of revenue for its music properties. All costs associated with the music division have been expensed. The Company has expended approximately $680,000 and $360,000 in 1998 and 1997, respectively on the music division.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 15 - AGREEMENT WITH ETC...GROUP

The Company entered into a strategic alliance with "etc...group" (etc) dated November 19, 1998 whereby etc will provide video production services for jointly developed projects. The revenue from such jointly developed projects are to be split 60% for etc. and 40% for MSH with other arrangements for cost sharing depending on the particular project.

NOTE 16 - CANNON RECORDS MASTER LICENSE AGREEMENT

The Company signed a master license agreement on July 1, 1997 with Cannon Records whereby the Company obtained all rights to a list of approximately 106 Ike and Tina Turner recordings made prior to that date. The agreement called for a payment $37,500 plus a 6% royalty and is for a term of ten years.

NOTE 17 - VAN-PIRES MASTER TOY LICENSE

The Company and AGE have signed a licensing agreement with DeWilde Groups, Inc. (DeWilde) giving the rights to DeWilde to produce toys based upon the characters in the TV animated series Van-Pires. The agreement is effective as of September 21, 1998 and provides for an advance royalty of $825,000 payable in four payments starting in September, 1998 through April, 1999 plus an ongoing royalty of 8 - 8.5 % based upon airing of the TV episodes. The Company received the first advance of $100,000 in 1999. The project was subsequently delayed.

NOTE 18 - CONTINGENCY NAVARRE-AGREEMENT

The Company signed a distribution agreement on October 1, 1997 with Navarre Corporation (Navarre) whereby Navarre acts as the distributor for various music albums that MSH has developed. Navarre produces records, disks, tapes and other forms of recording media and is the distributor of such items to retail outlets, etc. Navarre is compensated based upon a sliding scale ranging from 42% to 50% of retail plus an incentive percentage of from 0 to 7%. The Company received income of $35,883 and $-0- in 1998 and 1997, respectively. All activity and sales under the agreement ceased by the end of 1998.

The Company is contingently liable for sales by Navarre to retail outlets that are returned unsold. The amount of the contingent liability at December 31, 1998 is estimated to be immaterial.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 19 - LAWSUITS AND LEGAL PROCEEDINGS

GOLD

In June 1998 a judgment was filed in the amount of $26,754 in favor of Stuart Gold for services provided to the Company with regard to the animated TV series Van-Pires. The full amount of this liability has been recorded as of December 31,1998.

ZELLERMAIER

In July 1998, the Company settled a claim for breach of contract with Irwin Zellermaier for a payment in the amount of $10,000.

SHEENA EASTON

In December 1998, the Company settled a claim by Sheena Easton/Skye Heart regarding a recording contract for the amount of $100,000. The payment was made by December 31, 1998.

FREDERICK GAULT

In April 1999, the Company settled a claim by Frederick Gault regarding services pertaining to the development of Jethro for the amount of $30,000. The full amount of this settlement has been recorded as of December 31, 1998.

WORLD-WIDE TELEVISION NEWS CORP

In April 1999, the Company settled a claim by Worldwide Television New Corp. for the amount of $3,635 for services provided in connection with East End and related entities.

OUTWEST ENTERTAINMENT

In 1998 the Company settled a claim by Outwest Entertainment (Outwest) in the amount of $225,000 for services in connection with the development of various music albums. The settlement calls for monthly payments of approximately $45,000 plus interest at the rate of 10% over six months. In addition to the agreement to pay $225,000 the Company has transferred its rights in the albums produced by T.G Sheppard to Outwest.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997



NOTE 19 - LAWSUITS AND LEGAL PROCEEDINGS (CONTINUED)

POZNER

The Company is a defendant in an action filed by Robert Pozner alleging breach of contract seeking to recover $200,000 and the value of 500,000 shares of MSH common stock as valued at July 1997. The company has recorded a liability for $200,000 due to Mr. Pozner and the Company's legal counsel has determined that any additional amount potentially due is not quantifiable or probable at the current time. The Company's legal counsel is in the process of filing responses to the pleading and a counterclaim.

NOTE 20 - INCREASE IN AUTHORIZED COMMON SHARES

In February 1999, the Company increased the number of authorized common shares from 50,000,000 to 150,000,000.

NOTE 21 - FINANCING

The Company has utilized various private placements, 504 offerings and convertible debt issues for financing. The Company has relied on exemptions provided by Regulation D and Section 4(2) under the Securities Act of 1933 for its offerings.

NOTE 22 - INVESTMENT BANKING AGREEMENTS

LBC CAPITAL RESOURCES

In January 1998 the Company entered into an agreement with LBC Capital Resources
(LBC) for investment-banking services. An advance payment of $5,000 was made to LBC to seek additional financing for the various acquisitions and projects that the Company has planned. As of December 31, 1998 there has been no definite financing arranged for the company through LBC and the agreement has terminated.

WALLSTREET M&A

The Company signed a two-year investment banking agreement with Wallstreet M&A (Wallstreet) in June 1999 whereby Wallstreet is to obtain financing for various acquisitions including AGE and to assist the Company in being listed on the American Stock Exchange. The agreement provides for a monthly retainer of $5,000 and an initial payment of 100,000 shares of MSH restricted stock. In addition, Wallstreet will receive an additional 120,000 shares of stock if they are successful in achieving the listing on the American Exchange. To date, no financing has been obtained by Wallstreet for MSH.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 22 - INVESTMENT BANKING AGREEMENTS (CONTINUED)

FINOVA CAPITAL

The Company contracted with Finova Capital (Finova) in 1998 for financing the purchase of a controlling interest in AGE. A retainer payment of $15,000 was made to Finova. The efforts of Finova were unsuccessful and the agreement terminated at the end of 1998.

NOTE 23 - ION AGREEMENT

In May 1998, the Company entered into a joint venture with AGE and ION Entertainment Inc. for the production, development and marketing of a TV series and related merchandise and toy line entitled "Warrior Woman". The revenues from the project are to be shared pari passu by the parties with a projected budget of $122,000 by ION and $133,000 by AGE/MSH. After the initial recoupment and revenue sharing, the future revenues are to be split between ION and AGE/MSH on the basis of 60% to ION and 40% to AGE/MSH for toys, merchandising and home video and 70% for ION and 30% for AGE/MSH for television. The funds for the project are to be deposited into a joint venture bank account maintained by MSH. As of December 31, 1998, no material activity has occurred regarding this project and the project is dormant. As of December 1999 ION has ceased operations and the rights to the project revert to the Company.

NOTE 24 -  THIS ONE N' THAT ONE

The Company has a joint venture agreement with AGE and Film Roman Inc. (FRI) to develop, produce and distribute various TV, music, toy and merchandise projects based upon a concept and books created by JJK Publishing (JJK) entitled This One n' That One. The arrangement is to share in the costs and revenues of financing and developing animated TV episodes, merchandise and toys. The project has had early development activity with minimal cost expenditure as of December 1999. The future date for airing this show has not currently been set.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


NOTE 25 - SUBSEQUENT EVENTS

FILMS

In 1999, the Company entered into negotiations with Film Roman regarding various joint ventures for the production of several animated television series for children.

OFFICES

During 1999, the Company signed a lease on approximately 6,000 square feet of office space in New York City for approximately $10,300 per month which it has remodeled and occupies approximately 2,000 square feet. The balance of the space is being rented to other companies in the entertainment business. The Company has moved its California operations from San Francisco to Sausalito, California, where it is renting approximately 400 square feet from a related company, Kids and Family, Inc. (KIDS) for $750 per month. KIDS is a company formed in 1999 to be an online entertainment network for kids via the Internet and is a majority owned subsidiary of MSH.

PRITCHARD CONSULTING AGREEMENT

The Company's subsidiary, KIDS has agreed to a consulting agreement with David Pritchard commencing on December 12, 1999 for a period of one year renewable at the discretion of the parties. The compensation is to be at the annual rate of $350,000 plus an initial payment of one million shares of restricted MSH common stock. Mr. Pritchard has also agreed to serve on the Board of Directors of MSH and as a consultant for MSH.

KING/FROMKIN AGREEMENT

The Company has signed an agreement with King/Fromkin (King) as of November 17, 1999 whereby King will provide talent-packaging services to MSH. King is to receive 100,000 shares of restricted MSH stock for these services initially and an additional 100,000 shares one-year from the date of the agreement based upon performance as determined by MSH. King may also act as co-producer or co-executive producer for which he would receive additional compensation to be determined on a project by project basis.

ASTON ACQUISITION

In October 1999, the Company agreed to purchase 20% of the common stock of Aston Entertainment for $430,000 in cash and 1,535,714 shares of MSH common stock. In addition, Aston has been granted an option to purchase 6,142,857 shares of MSH Common stock for $.14 per share. The payments are to begin on October 22, 1999 and conclude in March 2000. In addition, certain principals in the Aston Company have agreed to provide funding services directly to MSH and KIDS on a commission basis. The Company is currently negotiating to increase its ownership in Aston by an additional 15%.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 26 - PROPERTY AND EQUIPMENT

The major components of property and equipment consist of the following as of December 31:

                                                         1998           1997
                                                     ------------   ------------

         Office equipment                            $    11,443    $    14,995
         Computer equipment                              412,741        407,013
         Production equipment                                  -          3,210
         Leasehold improvements                           10,021          4,974
                                                     ------------   ------------
                                                         434,205        430,192
         Less: Accumulated depreciation                 (174,625)       (84,937)
                                                     ------------   ------------

                                                     $   259,580    $   345,255
                                                     ============   ============

Depreciation expense charged to operations during 1998 and 1997 was $93,448 and $73,639, respectively.

NOTE 27 - LEASE COMMITMENTS

The Company leases office space for its headquarters in San Francisco, California. The lease commenced on June 27, 1997 and expired on June 27, 1998. The lease required monthly payments of $8,468.

The Company also leases production facilities in Santa Monica, California for $2,185 per month. The lease commenced on January 15, 1997, expires on January 14, 1999 and requires payments of $550 per month.

The Company also leased production space at two additional locations in San Francisco, California. One lease was for the 6 months ended June 30, 1997 and required monthly payments of $3,000. The other lease was for the year ended December 31, 1997 and required monthly payments of $5,861.

In addition, the Company leased various production equipment under a master lease agreement. This agreement terminates January 15, 1999. The monthly lease payment is $2,419 and is capitalized as part of the Van-Pires project.

Rent expense for the years ended December 1998 and 1997 was $143,867 and $170,487, respectively.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                                     ASSETS


                                       October 31, 1999         October 31, 1998
                                       ----------------         ----------------
Current assets:
     Cash                                 $     31,970             $        955
     Accounts receivable                        15,985                        -
     Investment in Van-Pires                 1,944,007                1,944,007
                                       ----------------         ----------------

          Total current assets               1,991,962                1,944,962

Property, plant and equipment - net            465,763                  271,105

Other assets:
     Investment in Aston                        52,500                        -
     Due from Stockholder                      452,763                        -
     Investment in AGE                       6,823,250                  597,300
     Deposits                                    8,469                    8,469
                                       ----------------         ----------------

          Total other assets                 7,336,982                  605,769
                                       ----------------         ----------------



          Total assets                     $ 9,794,707              $ 2,821,836
                                       ================         ================

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                       October 31, 1999         October 31, 1998
                                       ----------------         ----------------

Current liabilities:
     Accounts payable                     $  1,155,121             $    894,165
     Due to stockholders                     1,252,264                  570,159
     Convertible notes payable                 622,250                  967,150
     Notes payable                             865,449                  646,649
     Accrued expenses                           84,421                   73,226
                                       ----------------         ----------------

          Total current liabilities          3,979,505                3,151,349

Stockholders' equity (deficit):
     Preferred stock - par value
      $.05 per share 25,000,000 shares
      authorized, none issued and outstanding        -                        -
     Common stock - $.001 par value,
      150,000,000 shares authorized,
      90,167,744 and 36,609,226 shares
      issued and outstanding                    90,170                   36,609
     Additional paid-in capital             16,772,795                7,683,987
     Accumulated deficit                   (11,022,763)              (8,005,109)
                                       ----------------         ----------------
                                             5,840,202                 (284,513)
     Minority interest
       Common stock                              1,700                        -
       Accumulated deficit                      (1,700)                       -
                                       ----------------         ----------------
                                                     -                        -
                                       ----------------         ----------------

                                             5,840,202                 (284,513)
     Less note receivable for
       stock issued                            (25,000)                 (45,000)
                                       ----------------         ----------------

          Total stockholders'
            equity (deficit)                 5,815,202                 (329,513)
                                       ----------------         ----------------


          Total liabilities and
            stockholders' equity          $  9,794,707              $ 2,821,836
                                       ================         ================



See accompanying notes to consolidated financial statements.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)


                                                For the Ten Months Ended
                                       ----------------         ----------------
                                       October 31, 1999         October 31, 1998
                                       ----------------         ----------------

Net sales                                 $          -             $     96,924

Costs and expenses:
     Production costs                           66,053                  852,871
     General and administrative expenses     2,446,076                1,673,543
     Depreciation and amortization              87,755                   77,873
                                       ----------------         ----------------

          Total costs and expenses           2,599,884                2,604,287
                                       ----------------         ----------------

Loss from operations                        (2,599,884)              (2,507,363)

Other income (expense):
     Interest income                                33                        -
     Interest expense                          (26,778)                 (73,192)
     Rent income                                36,333                   41,279
                                       ----------------         ----------------

Net loss before minority interest           (2,590,296)              (2,539,276)

Minority interest in net loss of KIDS            1,700                        -
                                       ----------------         ----------------

Net loss                                  $ (2,588,596)            $ (2,539,276)
                                       ================         ================

Net loss per share                        $       (.04)            $       (.09)
                                       ================         ================

Weighted average number of shares
  outstanding                               65,987,517               27,806,355
                                       ================         ================



See accompanying notes to consolidated financial statements.


                                                            MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                                                       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY(DEFICIT)
                                                      FOR THE TEN MONTH PERIODS ENDED OCTOBER 31, 1999 AND 1998
                                                                             (UNAUDITED)


                                                  Common Stock                                                             Total
                                          ---------------------------        Additional                    Receivable  Stockholders'
                                     Preferred     Number of                   Paid in      Accumulated    for Stock      Equity
                                       Stock        Shares       Amount        Capital        Deficit       Issued       (Deficit)
                                       -----   -------------   ---------   -------------   -------------   ---------   -------------
Balance at December 31, 1997               -      19,003,484   $  19,004   $   4,091,633   $  (5,465,825)  $       -   $ (1,355,188)

Receivable from sale of 241,667
   shares of common stock                  -                           -               -               -     (45,000)       (45,000)
Common stock issued for convertible
   debt cancellation                       -       7,899,400       7,899       2,151,861               -           -      2,159,760
Sale of common stock                       -       2,748,275       2,748         423,807               -           -        426,555
Common stock issued for services           -       2,560,600       2,561         253,499               -           -        256,060
Common stock issued for debt
    cancellation                           -       4,198,500       4,199         743,539               -           -        747,738
Interest paid in common stock              -         198,467         198          19,648               -           -         19,846
Loss for the ten months ended
   October 31, 1998                        -               -           -               -      (2,539,284)          -     (2,539,284)
                                       -----   -------------   ---------   -------------   -------------   ---------   -------------

Balance at October 31, 1998 (Unaudited)    -      36,608,726      36,609       7,683,987      (8,005,109)    (45,000)      (329,513)

Sale of common stock                       -         392,710         394           8,009               -           -          8,403
Common stock issued for services           -         378,200         378          37,442               -           -         37,820
Common stock issued for debt
   cancellation                            -       3,767,654       3,769         388,483               -           -        392,252
Stock issued as deposit for
   AGE transaction                         -         660,000         660         230,340               -           -        231,000
Loss for the two months ended
   December 31, 1998                       -               -           -               -        (429,060)          -       (429,060)
                                       -----   -------------   ---------   -------------   -------------   ---------   -------------


                                                            MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                                                       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
                                                      FOR THE TEN MONTH PERIODS ENDED OCTOBER 31, 1999 AND 1998
                                                                             (UNAUDITED)

                                                  Common Stock                                                             Total
                                          ---------------------------        Additional                    Receivable  Stockholders'
                                     Preferred     Number of                   Paid in      Accumulated    for Stock      Equity
                                       Stock        Shares       Amount        Capital        Deficit       Issued       (Deficit)
                                       -----   -------------   ---------   -------------   -------------   ---------   -------------


Balance at December 31, 1998               -      41,807,290   $  41,810   $   8,348,261   $  (8,434,169)  $ (45,000)  $    (89,098)

Payment for receivable                     -               -           -               -               -      20,000         20,000
Sale of common stock                       -      21,023,324      21,023       3,566,670               -           -      3,587,693
Common stock issued for debt
   cancellation                            -       1,122,000       1,123         284,378               -           -        285,501
Stock issued as deposit for
   AGE transaction                         -      12,436,430      12,436       4,200,314               -           -      4,212,750
Common stock issued for services           -      13,778,700      13,778         373,172               -           -        386,950
Net loss for the ten months ended
   October 31, 1999                        -               -           -               -      (2,588,596)          -     (2,588,596)
                                       -----   -------------   ---------   -------------   -------------   ---------   -------------

Balance at October 31, 1999 (Unaudited)    -      90,167,744   $  90,170   $  16,772,795   $ (11,022,765)  $ (25,000)  $  5,815,200
                                       =====   =============   =========   =============   =============   =========   =============





See accompanying notes to consolidated financial statements.



                           MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                                CONSOLIDATED STATEMENT OF CASH FLOWS
                                             (UNAUDITED)

                                                               For the Ten Months Ended
                                                         ----------------------------------
                                                     October 31, 1999         October 31, 1998
                                                     ----------------         ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                        $    (2,588,596)         $    (2,539,286)
     Adjustments to reconcile net loss to net cash
      used by operating activities:
       Write-off - film inventory and
        project costs                                              -                   36,500
       Gain (loss) on sale of equipment                       12,475                   (3,760)
       Depreciation and amortization                          87,755                   77,873
       Common stock issued for services                      386,950                  256,060
       Common stock issued for interest                            -                   19,846
       (Increase) decrease in:
          Prepaid expenses                                         -                      400
          Interest receivable                                      -                        -
          Film inventory and project costs                         -                        -
          Accounts receivable                                (15,985)                   1,744
          Deposits                                                 -                    9,047
          Note receivable                                          -                        -
       Increase (decrease) in:
          Accounts payable                                   338,233                  448,341
          Accrued interest                                    18,000                   77,120
          Accrued expenses                                   655,967                  (25,980)
          Accounts payable to stockholder                    (24,000)                 331,937
                                                     ----------------         ----------------

         Net cash used in operations                      (1,129,201)              (1,310,158)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash payment for the purchase of property                (306,414)                      37
   Proceeds from sale of equipment                                 -                        -
   Investment in Van-Pires                                         -                 (343,140)
   Purchase of movie rights                                        -                        -
   Investment in Aston                                       (52,500)                       -
   Investment in AGE                                      (1,780,000)                (597,300)
   Collection on note receivable                              20,000                        -
                                                     ----------------         ----------------

         Net cash used in investing activities            (2,118,914)                (940,403)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from note payable                                273,000                    2,000
   Principal payment on note payable                        (128,700)                (222,851)
   Proceeds from issuance of common stock                  3,587,699                  466,960
   Proceeds from issuance of convertible notes payable             -                2,317,900
   Repayment of convertible debt                                   -                  (20,000)
   Advances from stockholder loans                                 -                        -
   Payments on shareholder loans                            (452,763)                (298,652)
                                                     ----------------         ----------------

         Net cash provided by financing activities         3,279,236                2,245,357
                                                     ----------------         ----------------

Net increase (decrease) in cash                               31,121                   (5,204)

Cash at beginning of period                                      849                    6,159
                                                     ----------------         ----------------

Cash at end of period                                $        31,970          $           955
                                                     ================         ================




                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


NON CASH TRANSACTIONS:
                                                                  For the Ten Months Ended
                                                              ----------------------------------
                                                          October 31, 1999         October 31, 1998
                                                          ----------------         ----------------

    Common stock issued for services rendered             $       386,950          $             -
                                                          ================         ================

    Common stock exchanged for convertible notes payable  $       285,500          $     2,220,750
                                                          ================         ================

    Shareholder salaries accrued                          $       604,165          $             -
                                                          ================         ================

    Stock issued for AGE transaction                      $     4,212,750          $             -
                                                          ================         ================

     Receivable for stock                                 $             -          $        45,000
                                                          ================         ================



See accompanying notes to financial statements.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

MSH Entertainment Corporation (the "Company") is in the business of film and television production, music and music publishing, software development, and distribution. Its business operations include creating, developing, producing, licensing, distribution and merchandising entertainment media products. In addition to animated and live-action family and children's TV productions, the Company's products include prime time drama series, music specials, record albums, music publishing and related services.

The Company is also pursuing opportunities in children's toys and merchandising in joint venture with Abrams/Gentile Entertainment, Inc. (AGE) as it is related to Company produced programming. Prior to the acquisition discussed below, the Company's primary business activity was the creation, development and production of home video motion picture tapes primarily for sale internationally. The Company did not benefit from widespread market acceptance of its home video motion pictures.

BASIS OF PRESENTATION

The accompanying consolidated financial statement has been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statement, the Company has incurred a net loss of $2,588,596 and $2,539,276 for the ten months ended October 31, 1999 and October 31, 1998, respectively. At October 31, 1999, the Company has a net working capital deficit of $1,937,543 which raises substantial doubt about the Company's ability to continue as a going concern. Management has developed plans intended to remedy these conditions. These plans include seeking other sources of financing, completing the acquisition of existing operating companies, actively marketing existing projects, reducing operating costs and seeking a joint venture partner. No assurances can be given as to the success of these plans. The consolidated financial statement does not include any adjustments that might result should the Company be unable to continue as a going concern.

ACQUISITION

On June 21, 1996 the Company acquired substantially all of the assets of East End Communications, Inc., East End Productions, Inc. and J.B. Dubbs, Inc. (collectively referred to as "East End") in a transaction accounted for as a purchase. The primary business activity of East End was computer animation programming and production (See Note 2).

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in preparing the accompanying consolidated financial statements is set forth below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of MSH
Entertainment Corporation and its wholly owned subsidiary MSH Productions Inc., Kids and Family Network, Inc. (KIDS) and Happy Zone Entertainment Corporation. KIDS is owned 83% by MSH and 17% by officers and directors of MSH. Happy Zone Entertainment Corporation is a 60% owned subsidiary which has been inactive since its inception in 1996. MSH Productions, Inc. is also inactive. All significant intercompany accounts and transactions have been eliminated in consolidation.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOME VIDEO AND MOTION PICTURE PROJECT COSTS

The Company follows the provisions of Statement of Financial Accounting Standards No. 53 ("SFAS 53") with respect to motion pictures, television and video project costs. Costs incurred in connection with motion picture, television, music and video projects are capitalized. Such costs are charged to production overhead if the project has been held for a three-year period and has not been set for production or if it is abandoned. Production overhead is allocated to the cost of projects currently set for, or in production. Although certain projects are reported at zero value, they may still be actively marketed by management after the three-year period. Project costs are stated at the lower of cost or realizable value. Cost and related amortization of released projects allocated to primary markets would be classified as current assets. Van-Pires, an animated TV cartoon show was released to primary markets in the fall of 1997 for thirteen episodes and costs allocated to it are classified as a current asset. All other capitalized costs are classified as noncurrent assets.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

HOME VIDEO AND MOTION PICTURE PROJECT COSTS (CONTINUED)

Under FASB 53, project costs, which include accrued related participations and residuals, would be amortized based on the ratio of revenue earned for the year to management's estimate of total gross revenue to be earned. Each picture or project in production is valued taking into account management's current estimates of the ultimate revenue to be received from all sources, including theatrical distribution, cable, pay, network and syndicated television licensing and video and audio cassette and video and audio disc licensing. Such estimates, which are based on such factors as the nature and popularity of the subject matter and the expected rate structure in the various markets during the periods the revenue from the project is estimated to be earned, are revised periodically and estimated losses, if any are provided for in full.

REVENUE RECOGNITION

Revenues with respect to television and computer animation programming and production are recognized when the film is accepted by a licensee and collectibility of the license fee is reasonably assured.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION ACQUISITION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOSS PER SHARE

Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. At October 31, 1999, all common stock equivalents were antidilutive.

NOTE 2 - EAST END PURCHASE

On June 21, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of East End in a transaction accounted for as a purchase. The purchase price was $1,305,903 and consisted of a cash payment of $215,000 plus expenses and a note payable for $865,000. As a result of the purchase, $1,150,836 in goodwill was recorded by the Company, which reflects the adjustments necessary to allocate the purchase price to the fair value of assets purchased and liabilities assumed. The Company subsequently determined the goodwill was not recoverable and charged off net goodwill of $1,123,875 as adjusted for related debt forgiveness during the year ended December 31, 1997 as loss from acquired businesses.

The Company entered into a three-year employment agreement with the President of East End. The employment agreement provides for an annual salary of $150,000. In addition, the former President of East End received 400,000 shares of common stock valued at $40,000 for services rendered in 1996.

At December 31, 1996, the Company was in default with respect to the $865,000 note payable to the former President of East End which was payable in full on December 1, 1996. On January 14, 1998 the Company entered into a settlement agreement whereby the Company agreed to pay a total of $500,000, representing accrued wages and interest and the remaining balance due on the $865,000 note payable. In addition, as part of the settlement the employment agreement with the former president of East End was terminated effective September 30, 1997. The $500,000 payments were to be made at various intervals.

NOTE 3 - SIGNIFICANT PROJECTS

In 1996, the Company purchased the distribution rights to a script entitled Vallas & Sons for $21,000 which the Company is attempting to market. In 1997, an additional $15,500 was paid to retain the distribution right. Since the project has not been released to primary markets, all related costs have been expensed.

In 1996, the Company began a joint venture with Abrams/Gentile Entertainment, Inc. to co-produce the first thirteen episodes of an animated children's TV cartoon entitled Van-Pires (See Note 10). The Company's share of costs of Van-Pires is capitalized as investment in Van-Pires.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 3 - SIGNIFICANT PROJECTS (CONTINUED)

Film inventory costs consists of the following:

                                             1999                     1998
                                       ----------------         ----------------

         Van-Pires                        $  1,944,007             $  1,944,007
                                       ================         ================

NOTE 4 - NOTES PAYABLE

Notes payable consist of the following:


      Demand note payable to individual
      bearing interest at 9%.              $   200,000             $    200,000

      Loans payable to individuals. No
      stated maturity.                         290,449                   71,649

      Demand note payable to individual
      bearing interest at 10%.
      Collateralized by certain
      Intellectual property rights from
      the purchase of East End and
      related entities and assets.             375,000                  375,000
                                       ----------------         ----------------

                                          $    865,449             $    646,649
                                       ================         ================

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 5 - STOCK OPTION PLANS AND WARRANTS

The Company has stock option plans under which certain individuals may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options generally vest immediately and expire ten years from the date of the grant. A summary of information relative to the Company's stock option plans follows:
                                               Number             Option Price
                                             of Shares              Per Share

      Outstanding at December 31, 1997       3,750,000                     .33
      Granted                                        -                     .33
      Exercised                                      -                     .33
      Canceled                                       -                     .33
                                            -----------                 -------

      Outstanding at October 31, 1998        3,750,000                     .33
      Granted                                        -                     .33
      Exercised                                      -                     .33
      Canceled                                       -                     .33
                                            -----------                 -------

         Outstanding at October 31, 1998     3,750,000                     .33
                                            ===========                 =======


The Company accounts for stock options in accordance with the provisions of Statement No. 123, "Accounting for Stock-Based Compensation." As permitted by the Statement, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, net loss would have been unchanged in 1999. The stock options granted in 1997 and 1996 under the minimum value method of accounting had no fair value due to the financial condition of the Company. The weighted-average remaining contractual life of options outstanding at October 31, 1999 is 88 months and the weighted-average exercise price is $.25.

In addition, on November 4, 1996 the Company issued Intel Corporation a warrant to purchase 1,000,000 shares of common stock at the lower of $1.75 or 75% of the fair market value of common stock on the date of exercise. The warrant expired on November 4, 1998. Intel Corporation paid the Company a nonrefundable payment of $150,000 for this warrant. The payment has been reflected as additional paid-in capital in the accompanying consolidated statements of stockholders' deficit.

The Company issued AGE a warrant to purchase 1,000,000 shares of common stock at the lower of $1.75 or 75% of the fair market value of the offering price to underwriters (net of underwriting discounts) of the common stock pursuant to the first underwritten public offering by the Company. The warrant expires on October 8, 2000.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 5 - STOCK OPTION PLANS AND WARRANTS (CONTINUED)

UNGERLEIDER WARRANT

In April 1998 the Company borrowed $167,000 from Dr. Bruce Ungerleider which was converted into 835,000 shares of MSH common stock.

In June 1998, the Company borrowed $500,000 from Dr. Bruce Ungerleider in exchange for a convertible note and two warrants to purchase stock in the Company. The note bears interest at the annual rate of 20% and is convertible into MSH stock at a stock price of $.25 per share for one year from the date of issue. In addition, the note is secured by 20% of any gross revenue earned by the Company from its computer animation software generally referred to as "Jethro". In addition, as an inducement to make the loan, Dr. Ungerleider is to receive 1,000,000 shares of restricted stock in MSH, and 10% of the stock in Happy Zone Entertainment (a subsidiary of MSH). Dr. Ungerleider also received an additional warrant to purchase 1,300,000 shares of common stock exercisable on the same terms as the Intel warrant which expired in November 1998. Due to the expiration of the Intel warrant in November 1999, the warrant to Dr. Ungerleider was reissued for 1,000,000 shares for a period of seven years from the issuance at the price of $1.75 per share. The agreement provides for payment of the stock at the time of exercise to be in cash or a combination of cash and cancellation of any remaining balance of the debt. An alternative to the payment terms is to exercise the warrant for a reduced amount of shares of common stock for no payment based upon a formula. The formula takes the fair market value of stock at the time of exercise less the exercise price divided by the fair market value of the stock at the time of exercise multiplied times the 1,000,000 share warrant.

The debt and warrant agreement also includes an antidilutive provision. If the Company's issued and outstanding shares of common stock exceed 30,000,000 shares, Dr. Ungerleider has the right to receive warrants to purchase additional shares to maintain his percentage of ownership in the company at a price of 15% less than the selling price for all shares sold by the Company after the time the total outstanding shares exceed 30,000,000. The percentage of ownership is to be determined by adding all shares owned and shares represented by warrants and convertible shares of Dr. Ungerlieder at the date of exercise divided by the total outstanding shares as of the date of the loan.. The percentage is anticipated to range from 10.5 % to 21.87%. The Company's number of common stock shares issued and outstanding reached the 30,000,000 threshold approximately in July 1998. At October 31, 1999, the amount of additional shares available under the antidilutive feature to the agreement is approximately 9,760,000. To date, no warrant has been issued for the antidilutive shares.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 6 - RELATED PARTY TRANSACTIONS

DUE FROM STOCKHOLDER

The Company's Chief Executive Officer has maintained an operating bank account for the purpose of depositing investor funds and making various expenditures on behalf of the Company. At October 31, 1999, the balance retained in that account was shown as an due from Stockholder. The balance was used to pay various Company expenses by the end of 1999. The Company also has recorded accrued compensation to the CEO in excess of that amount which may be offset against the funds retained in excess of expenses.

ADVANCES TO SHAREHOLDERS OF AGE

The Company is negotiating to purchase an interest in Abrams/Gentile Entertainment Inc., as described in Note 11. Pursuant to the negotiations, the Company has advanced approximately $2,300,000 in cash and $4,400,000 in stock to the stockholders of AGE. At the current time, the amount of interest in AGE that will be purchased by the Company is not determinable. Management is of the opinion that at least 20% of AGE will be obtained as a result of these negotiations. The amount of the advances that will be retained or applied to the acquisition price is not determinable. Therefore, the entire advance has been reflected as a non-current investment.

DUE TO STOCKHOLDERS AND OFFICERS

Due to stockholders consists of various loans from stockholders which are still outstanding at October 31, 1999. In addition, officers have loaned minor amounts to the Company during the year and have been repaid before October 31, 1999 without interest.

NOTE 7 - INTEL AGREEMENT

In November, 1996, the Company executed an agreement with Intel Corporation to cooperate in the development and distribution of a new animation management technology (JETHRO) that will be used in the management of production of episodic television shows. The system would update on a daily basis, workloads, actual versus budget, and track the project. It would combine the software technology developed by the Company with the microprocessor capability of Intel. No activity has occurred to date on this joint venture.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 8 - VAN-PIRES/AGE AGREEMENT

In November, 1996, the Company entered into a strategic product development agreement with Abrams/Gentile Entertainment, Inc. (AGE). Under the agreement, the Company acquired the rights to produce a children's TV series entitled Van-Pires and potential revenue from related toys and merchandising. AGE received a warrant to purchase 1,000,000 shares of the Company's stock. The agreement provided for AGE and the Company to initially commit $1,300,000 and $650,000, respectively for the production of thirteen episodes of Van-Pires. After AGE recouped its initial investment from the revenues received by AGE from the broadcast of the series, video licenses and sales the Company will recoup its costs and then share revenue from the licensing activities related to the series as follows:

              - 5% of net advertising revenue
              - 1% of domestic net toy revenue
              - 2% of international net toy revenue
              - 2% of net merchandising revenue

The first 13 episodes were aired during 1998 in primary markets in the United States.

As of December 1999, the Company has not received any revenue as a result of this agreement, however, AGE has received approximately $2,000,000 which has been offset against the AGE share of expenditures under the agreement. In addition, the Company has received an advance of approximately $100,000 in 1998 toward the production of toys using the Van-Pires characters as a theme.

NOTE 9 - EMPLOYMENT AGREEMENTS

During 1996, the Company entered into employment agreements with three officers of the Company and the former president of East End. The employment agreements were revised effective January 1, 1999 and include all four officers of the Company. The employment agreements also provide for certain incentive compensation fringe benefits and expense reimbursements.

NOTE 10 - BITSA AGREEMENT

On March 3, 1997, the Company entered into an agreement with BITSA Talent, Inc. ("BITSA") to provide musical compositions and lyrics for thirteen episodes of the television series entitled "Van-Pires." Significant provisions of this agreement are as follows:

              - Payment of $100,000 to BITSA.
              - Royalty payments of 16% of the soundtrack album suggested retail list price of all copies sold.
              - Royalty payments of 50% of music video net revenues.
              - Royalty payments of 60% of home video net revenues.
              - Royalty payments of 60% of the Company's receipts of license fees, if any, from third parties.

To date no revenues have been received under the BITSA contract.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 11 - INVESTMENT IN AGE AND FREEDOM MULTI MEDIA, INC.

The Company is in the process of negotiating an agreement with Anthony and John Gentile whereby they will sell an amount (approximately 20%) of their ownership in Abrams/Gentile Entertainment Inc.(AGE) and become members of the Board of Directors of MSH and also become creative directors of MSH in exchange for 8,971,430 shares of MSH restricted stock. The allocation of the shares is approximately 75% for their shares in AGE, 12.5% for becoming a Director and 12.5% for becoming a creative director in MSH. The shares of MSH with a value of approximately $3,000,000 were issued in May 1999 to the Gentile's pending finalization of the agreement.

The Company is also in the process of negotiating an agreement with Marty Abrams regarding acquisition of his majority ownership in AGE. As of December 31, 1999, the Company has paid Abrams approximately $2,300,000 in cash toward this agreement. In addition, through 1999, the Company has issued approximately 3,500,000 shares of MSH stock valued at approximately $1,200,000.

The stock and payments total approximately $6,800,000 and are reflected as an investment as of October 31, 1999.

In addition, the Company has agreed to purchase approximately 18% of Freedom Multimedia, LLC (Freedom) for approximately $750,000. The balance of Freedom is owned by AGE shareholders and will produce and manufacture the patented "Flex-sensor" used in the Power Glove Virtual Reality (VR) Technology. The Company currently has a joint venture agreement with AGE for the production of the animated TV show entitled Van-Pires (See Note 8).

Freedom is in the process of negotiating with a third party to invest approximately $5,000,000 for 50% of Freedom's stock. The proposed transaction would reduce the ownership interest of MSH to approximately 9.375%. The invested funds would be used to further develop and exploit the Power Glove.

AGE is a well-respected independent toy development and merchandising company. MSH and AGE have co-produced the Van-Pires animated television series and are working together on other creative projects in various joint venture arrangements.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 12 - MUSIC DIVISION

In 1998, the Company created a music division that signed various contracts with artists and agents to develop several single records and albums such as Van-Pires (sound track), Cowboy Attitude (album), T. G. Sheppard Live (album) Nothing on But The Radio (album), and Freedom (album). The Company does not currently have a definite source of revenue for its music properties. All costs associated with the music division have been expensed. The Company has expended approximately $1,090,000 in the music division.

NOTE 13 - AGREEMENT WITH ETC...GROUP

The Company entered into a strategic alliance with "etc...group" (etc) dated November 19, 1998 whereby etc will provide video production services for jointly developed projects. The revenue from such jointly developed projects are to be split 60% for etc. and 40% for MSH with other arrangements for cost sharing depending on the particular project.

NOTE 14 - CANNON RECORDS MASTER LICENSE AGREEMENT

The Company signed a master license agreement on July 1, 1997 with Cannon Records whereby the Company obtained all rights to a list of approximately 106 Ike and Tina Turner recordings made prior to that date. The agreement called for a payment $37,500 plus a 6% royalty and is for a term of ten years.

NOTE 15 - LAWSUITS AND LEGAL PROCEEDINGS

OUTWEST ENTERTAINMENT

In 1998 the Company settled a claim by Outwest Entertainment (Outwest) in the amount of $225,000 for services in connection with the development of various music albums. The settlement calls for monthly payments of approximately $45,000 plus interest at the rate of 10% over six months. In addition to the agreement to pay $225,000 the Company has transferred its rights in the albums produced by T.G Sheppard to Outwest.

POZNER

The Company is a defendant in an action filed by Robert Pozner alleging breach of contract seeking to recover $200,000 and the value of 500,000 shares of MSH common stock as valued at July 1997. The company has recorded a liability for $200,000 due to Mr. Pozner and the Company's legal counsel has determined that any additional amount potentially due is not quantifiable or probable at the current time. The Company's legal counsel is in the process of filing responses to the pleading and a counterclaim.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 16 - INCREASE IN AUTHORIZED COMMON SHARES

In February 1999, the Company increased the number of authorized common shares from 50,000,000 to 150,000,000.

NOTE 17 - FINANCING

The Company has utilized various private placements, 504 offerings and convertible debt issues for financing. The Company has relied on exemptions provided by Regulation D and Section 4(2) under the Securities Act of 1933 for its offerings.

NOTE 18 - INVESTMENT BANKING AGREEMENTS

WALLSTREET M&A

The Company signed a two-year investment banking agreement with Wallstreet M&A (Wallstreet) in June 1999 whereby Wallstreet is to obtain financing for various acquisitions including AGE and to assist the Company in being listed on the American Stock Exchange. The agreement provides for a monthly retainer of $5,000 and an initial payment of 100,000 shares of MSH restricted stock. In addition, Wallstreet will receive an additional 120,000 shares of stock if they are successful in achieving the listing on the American Exchange. To date, no financing has been obtained by Wallstreet for MSH.

NOTE 19 - ION AGREEMENT

In May 1998, the Company entered into a joint venture with AGE and ION Entertainment Inc. for the production, development and marketing of a TV series and related merchandise and toy line entitled "Warrior Woman". The revenues from the project are to be shared pari passu by the parties with a projected budget of $122,000 by ION and $133,000 by AGE/MSH. After the initial recoupment and revenue sharing, the future revenues are to be split between ION and AGE/MSH on the basis of 60% to ION and 40% to AGE/MSH for toys, merchandising and home video and 70% for ION and 30% for AGE/MSH for television. The funds for the project are to be deposited into a joint venture bank account maintained by MSH. As of December 31, 1998, no material activity has occurred regarding this project and the project is dormant. As of December 1999 ION has ceased operations and the rights to the project reverted to the Company.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 20 -  THIS ONE N' THAT ONE

The Company has a joint venture agreement with AGE and Film Roman Inc. (FRI) to develop, produce and distribute various TV, music, toy and merchandise projects based upon a concept and books created by JJK Publishing (JJK) entitled This One n' That One. The arrangement is to share in the costs and revenues of financing and developing animated TV episodes, merchandise and toys. The project has had early development activity with minimal cost expenditure as of December 1999. The future date for airing this show has not currently been set.

NOTE 21 - ASTON ACQUISITION

In October 1999, the Company agreed to purchase 20% of the common stock of Aston Entertainment for $430,000 in cash and 1,535,714 shares of MSH common stock. In addition, Aston has been granted an option to purchase 6,142,857 shares of MSH Common stock for $.14 per share. The payments are to begin on October 22, 1999 and conclude in March 2000. In addition, certain principals in the Aston Company have agreed to provide funding services directly to MSH and KIDS on a commission basis. The Company is currently negotiating to increase its ownership in Aston by an additional 15%. As of October 31, 1999, The Company had advanced $52,500 toward the Aston investment.

NOTE 22 - LEASES

During 1999, the Company signed a lease on approximately 6,000 square feet of office space in New York City for approximately $10,300 per month which it has remodeled and occupies approximately 2,000 square feet. The balance of the space is being rented to other companies in the entertainment business. The Company has moved its California operations from San Francisco to Sausalito, California, where it is renting approximately 400 square feet from a related company, Kids and Family, Inc. (KIDS) for $750 per month.

NOTE 23 - KIDS AND FAMILY NETWORK, INC.

Kids and Family Network, Inc. (KIDS) was formed in 1999 and is owned 83% by MSH and 17% by officers and directors. KIDS is a company formed to be an online entertainment network for kids via the Internet.

NOTE 24 - SUBSEQUENT EVENTS

PRITCHARD CONSULTING AGREEMENT

The Company's subsidiary, KIDS has agreed to a consulting agreement with David Pritchard commencing on December 12, 1999 for a period of one year renewable at the discretion of the parties. The compensation is to be at the annual rate of $350,000 plus an initial payment of one million shares of restricted MSH common stock. Mr. Pritchard has also agreed to serve on the Board of Directors of MSH and as a consultant for MSH.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 24 - SUBSEQUENT EVENTS (CONTINUED)

KING/FROMKIN AGREEMENT

The Company has signed an agreement with King/Fromkin (King) as of November 17, 1999 whereby King will provide talent-packaging services to MSH. King is to receive 100,000 shares of restricted MSH stock for these services initially and an additional 100,000 shares one-year from the date of the agreement based upon performance as determined by MSH. King may also act as co-producer or co-executive producer for which he would receive additional compensation to be determined on a project by project basis.

NOTE 25 - PROPERTY AND EQUIPMENT

The major components of property and equipment consist of the following as of October 31:

                                                      1999                1998
                                                  ------------        ----------

         Furniture and fixtures                   $    16,407         $  11,443
         Office equipment                              87,648           412,891
         Computer equipment                           404,788                 -
         Leasehold improvements                       219,300             5,821
                                                  ------------        ----------
                                                      728,143           430,155
         Less: Accumulated depreciation              (262,380)         (159,050)
                                                  ------------        ----------

                                                  $   465,763         $ 271,105
                                                  ============        ==========

Depreciation expense charged to operations during 1999 and 1998 was $87,755 and $77,873, respectively.

NOTE 26 - LEASE COMMITMENTS

During 1998, the Company leased office space for its headquarters in San Francisco, California. The lease commenced on June 27, 1997 and expired on June 27, 1998. The lease required monthly payments of $8,468. The Company also leases production facilities in Santa Monica, California for $2,185 per month. The lease commenced on January 15, 1997, expires on January 14, 1999. A portion of the production facility was sublet at a rate of $1,000 per month.

In addition, the Company leased various production equipment under a master lease agreement. This agreement terminates January 15, 1999. The monthly lease payment is $2,419 and is capitalized as part of Van-Pires project.

                 MSH ENTERTAINMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            OCTOBER 31, 1999 AND 1998
                                   (UNAUDITED)


NOTE 26 - LEASE COMMITMENTS (CONTINUED)

Rent expense for the years ended October 1999 and 1998 was $165,887 and $120,723, respectively.

In January 1999, the Company signed a five year lease for office space in New York. The lease requires monthly payments of $10,000 per month and will be adjusted annually for changes in the CPI. The Company has sublet some of the space and collects $10,400 in rent income per month under these subleases 30 percent of the income received under an 18 month sublease. The remaining rent income is received pursuant to a three year sublease.

The Company also has a month to month agreement to rent office space in Sausalito, California for $750 per month.